Filed Pursuant to Rule 424(b)(7)
Registration File No. 333-185871

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 23, 2013

Adecoagro S.A.

13,900,000 COMMON SHARES

Offered by Selling Shareholder

The selling shareholder is offering 13,900,000 shares of common stock. We will not receive any of the proceeds from the sale of the shares to be offered by the selling shareholder.

Our common shares are listed on the New York Stock Exchange under the symbol “AGRO.” The last reported sale price of our common stock on the New York Stock Exchange on January 30, 2013 was $8.18 per share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and page 6 of the accompanying prospectus.

Common Shares	Per Share	Total
Public Offering Price	$8.00	$111,200,000
Underwriter’s discount and commissions	$0.26	$3,614,000
Offering proceeds to selling shareholder before expenses(1)	$7.74	$107,586,000

(1)	We have agreed to reimburse the underwriter for certain FINRA-related expenses. See “Underwriter.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling shareholder has granted the underwriter the right to purchase up to 2,085,000 additional shares of common stock to cover any over-allotments. The underwriter can exercise this right at any time within 30 days after the date of this prospectus supplement.

The underwriter expects to deliver the shares of common stock to investors on or about February 5, 2013.

Sole Bookrunner

Morgan Stanley

January 30, 2013

Prospectus Supplement

Prospectus

You should rely only on the information contained in this document or to which this document refers you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to, and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated January 23, 2013, provides more general information about us and our common stock. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission, or SEC, before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference and any free writing prospectus that we have authorized for use in connection with this offering when making your investment decision. You should also read and consider the information in the documents we have referred you to in the section of the accompanying prospectus entitled “Where You Can Find More Information; Incorporation of Certain Information by Reference.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant to you. Moreover, our responsibility is only that such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The distribution of this prospectus supplement and the offering and sale of our common stock in certain jurisdictions may be restricted by law. Persons who come into possession of this prospectus supplement should inform themselves about and observe such restrictions. This prospectus supplement does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

In this prospectus supplement, unless otherwise specified or if the context so requires:

•

References to the terms “Adecoagro S.A.,” “Adecoagro,” “we,” “us,” “our,” “our company” and “the company” refer to the registrant, Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

•	References to “IFH” and “IFH LP” mean International Farmland Holdings, LP, a limited partnership organized under the laws of Delaware, and its subsidiaries.

•	References to “Adecoagro LP” mean Adecoagro, LP, a limited partnership organized under the laws of Delaware, and its subsidiaries.

•	References to “$,” “US$,” “U.S. dollars,” “dollars” and “USD” are to U.S. dollars.

•	References to “Argentine Pesos,” “Pesos,” “Ps.” or “ARS” are to Argentine Pesos, the official currency of Argentina.

•	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian Real, the official currency of Brazil.

•	Unless stated otherwise, references to “sales” are to the combined sales of manufactured products and services rendered plus sales of agricultural produce and biological assets.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in it by reference contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. The forward-looking statements are contained principally under the caption “Risk Factors” of this prospectus supplement and the accompanying prospectus and in Items 3, 4 and 5 of our Annual Report on Form 20-F, which is incorporated herein by reference. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “should,” “could,” “would,” “expect,” “plan,” “believe,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “project,” “outlook,” “target,” “estimate,” “assume,” as well as variations of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. The forward-looking statements included in this prospectus and the documents incorporated in it by reference relate to, among others:

•	our business prospects and future results of operations;

•	weather and other natural phenomena;

•

developments in, or changes to the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdiction in which we operate, environmental laws and regulations;

•	the implementation of our business strategy, including our development of the Ivinhema mill and other current projects;

•	our plans relating to acquisitions, joint ventures, strategic alliances or divestitures;

•	the implementation of our financing strategy and capital expenditure plan;

•	the maintenance of our relationships with customers;

•	the competitive nature of the industries in which we operate;

•	the cost and availability of financing;

•	future demand for the commodities we produce;

•	international prices for commodities;

•	the condition of our land holdings;

•	the development of the logistics and infrastructure for transportation of our products in the countries where we operate;

•	the performance of the South American and world economies;

•	the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and

•	the factors discussed under “Risk Factors” in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference.

Given these uncertainties, you should be cautioned that these statements may, and often do, vary from actual results. Therefore, you should not place undue reliance on these forward-looking statements. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. In particular, you should consider the risks listed under the caption “Risk Factors” of this prospectus supplement and the accompanying prospectus and in Item 3 of our Annual Report on Form 20-F, which is incorporated herein by reference.

Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus and the documents incorporated in it by reference might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus supplement to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free-writing prospectus that we have authorized for use in connection with this offering. This summary is not complete and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, including information incorporated by reference, including our consolidated financial statements and the related notes incorporated by reference herein, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety. Investors should carefully consider the information set forth under “Risk Factors” in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference therein.

About Adecoagro S.A.

We are a leading agricultural company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and other agricultural products, cattle and dairy operations, sugar, ethanol and energy production and land transformation. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions, and (v) promoting sustainable agricultural production and development.

As of December 31, 2012, we owned a total of 283,942 hectares, comprised of 22 farms in Argentina, 15 farms in Brazil and 1 farm in Uruguay. In addition we own and operate several agro-industrial production facilities including three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 7.2 million tons, four rice processing facilities in Argentina, a dairy operation with approximately 6,765 milking cows in Argentina, and twelve grain and rice conditioning and storage plants in Argentina.

We believe that we are one of the largest owners of productive farmland in South America. As of December 31, 2012 we owned 283,942 hectares of farmland in Argentina, Brazil and Uruguay, of which 138,154 hectares are suitable to grow crops, rice and coffee, 9,145 are suitable to grow sugarcane, 13,508 hectares are potentially croppable and being evaluated for transformation, 67,794 hectares are suitable for raising beef cattle and are mostly leased to a third party beef processor, constituting a total of 228,601 productive hectares, and 55,341 hectares are legal land reserves pursuant to local regulations or other land reserves. During the 2012/2013 harvest year we held leases or have entered into agriculture partnerships for an additional 54,146 hectares for our farming business.

We believe that we are:

•

one of the largest owners of productive farmland in South America, with more than 228,601 owned hectares as of December 31, 2012 used in productive activities (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products.

•

a leading producer of agricultural commodities in South America. During the 2011/2012 harvest year, we harvested 199,418 hectares (including 55,754 leased hectares and 48,286 second crop hectares) and produced 564,800 tons of grains, including soybeans, corn, wheat, sunflower and cotton.

•	one of the largest producers of rough (unprocessed) rice in the world. During the 2011/2012 harvest year we harvested 31,497 hectares and produced 171,137 tons of rice, which accounted for 13% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice in Argentina, accounting for 18% of total white rice production capacity in Argentina and 13% of total Argentine white rice exports during 2011, according to the Federacion de Entidades Arrocera and the Aduana Argentina, respectively.

•	a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing over 51.2 million liters of raw milk during 2011.

•

a growing producer of sugar and ethanol in Brazil, where we are in the process of building what we expect will be one of the most cost-efficient sugarcane crushing clusters in Brazil. We currently own three sugar and ethanol mills in Brazil (two in operation and one under construction) with an aggregate installed crushing capacity of 7.2 million tons per year and cogeneration (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) capacity of 148 MW as of December 31, 2012;

•

we are currently building our third sugar and ethanol mill in Brazil, named Ivinhema. As of December, 31, 2012, we had completed the assembly of the first phase of the mill, with a total crushing capacity of 2.0 million tons per year. We expect to complete the second phase of the mill in 2015, reaching a total crushing capacity of 4.0 million tons per year, and the third and final phase is expected to be completed in 2017, reaching a total crushing capacity of 6.3 million tons per year. Once the construction of Ivinhema is completed, when combined with our existing Angélica mill (“Angélica”), it will form a cluster that we believe will allow us to become one of the lowest-cost producers of sugar, ethanol and energy from sugarcane in Brazil; and

•

we expect our planned cluster to have a total installed sugarcane crushing capacity of 10.3 million tons per year and a cogeneration capacity of 296 MW once it reaches full capacity in 2017, resulting in a total sugarcane crushing capacity of 11.5 million tons per year for our three mills together at that time.

•

one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last seven fiscal years, we have consistently sold a portion of our fully mature farms every year. In aggregate, we have sold 11 farms generating capital gains of over $132 million.

Corporate Information

Adecoagro S.A. is a Luxembourg société anonyme (a public company limited by shares). The Company’s legal name is “Adecoagro S.A.” Adecoagro S.A. was incorporated on June 11, 2010.

Adecoagro S.A. is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro S.A. has its registered office at 13-15 Avenue de la Liberté, L-1931, Luxembourg, Grand Duchy of Luxembourg. Our telephone number is (+352) 2689-8213.

Recent Developments

IDB Facility

By an amendment to the IDB Facility dated November 20, 2012, the total liabilities to equity ratio for each financial year from 2012 and thereafter was reduced from 1.70x to 1.40x.

Sale of Santa Regina

On December 27, 2012, we completed the sale and lease back of 51% of the “Santa Regina” farm, located in General Villegas, province of Buenos Aires, Argentina. Under the terms of the agreement, Adecoagro sold 51% of the outstanding shares of Santa Regina S.A., a company whose main asset is the Santa Regina farm, for a total consideration of $13.0 million (equivalent to $7,058 per hectare and 11% above Cushman & Wakefield’s independent appraisal dated September 2012), and granted an option to the buyer to acquire on or before June 2014 the remaining 49% interest for $13.1 million (equivalent to $7,370 per hectare,16% above Cushman & Wakefield’s independent appraisal dated September 2012). Adecoagro will lease and operate the farm during the next two crop years as of May 2013.

Santa Regina is a 3,618 hectare farm which was purchased by Adecoagro in 2002 for a total of $2.3 million, or $625 per hectare. The farm has 3,200 hectares of croppable land that have been transformed and are currently used to produce corn, soybean and wheat. During the last ten years, we have operated Santa Regina under a sustainable production model focused on no-till farming, crop rotation, balanced fertilization and other best practices, which have enhanced productivity and soil quality. Considering the purchase price, transformation capital expenditures, operating cash flows and exit price, this investment generated an internal rate of return of 34.2%. The book value of Santa Regina in our balance sheet was $3.1 million. This transaction will result approximately in $19.8 million of operating profit recorded in the fourth quarter of 2012, with the following breakdown: (i) a $9.3 million gain corresponding to the sale of 51% stake of Santa Regina S.A., and (ii) a $10.5 million gain corresponding to the fair valuation of Adecoagro’s remaining 49% interest in Santa Regina S.A. according to IFRS accounting rules.

BC Facility

In November 2012, Adeco Agropecuaria S.A. and Pilagá S.A., subsidiaries of our company in Argentina, entered into a $20.0 million loan with Banco de la Ciudad de Buenos Aires (the “BC Facility”). The principal of the BC Facility is payable in seven annual installments with final maturity on November 22, 2019 and bears interests at the highest of the following rates: (i) 7% per annum and (ii) LIBOR 180 days plus 300 bp or LIBOR 180 days x 1.30. The interest is payable quarterly starting from each disbursement. The BC Facility is secured by a first priority mortgage on several pieces of land of the San Carlos Farm in General Villegas, Province of Buenos Aires, Argentina, owned by Adeco Agropecuaria S.A. The BC Facility contains customary covenants.

BNDES Loan

On December 27, 2012, Adecoagro Vale do Ivinhema, a subsidiary of our company in Brazil, entered into a loan with Banco Nacional de Desenvolvimento Economico e Social (BNDES) in an amount equal to R$488,638 million for a term of 10 years bearing interest at an average rate of 4.65% per year. The loan contains customary covenants and market terms. The loan restricts the borrower from paying dividends, except as provided by Article 202 of Law 6.404 of the Brazilian Corporations Law. The proceeds from the loan will be drawn during the next 24 months and will be used to finance phases 1 and 2 of the construction of the Ivinhema Mill, which is expected to reach a crushing capacity of 4.1 million tons per year.

Banco do Brasil Loan

On October 18, 2012, Adecoagro Vale do Ivinhema, a subsidiary of our company in Brazil, entered into a loan with Banco do Brasil S.A. in an amount equal to R$130 million for a term of 10 years bearing interest at a rate of 2.5% per year. The loan was granted under the Fundo Constitucional do Centro Oeste government program and contains customary covenants and market terms. Additionally, the loan restricts the borrower from paying dividends in excess of 25% of its net income on an annual basis. The proceeds of the loan will be used to finance necessary investments at the Invinhema Mill.

Itaú BBA Loan

On October 18, 2012 Adecoagro Vale do Ivinhema, a subsidiary of our company in Brazil, entered into a loan with Banco Itaú BBA S.A. in an amount equal to R$45.5 million for a term of 10 years bearing interest at a rate of 2.5% per year. The loan was granted under the Financiamento de Máquinas e Equipamentos (“FINAME”) government program for the financing of machinery and equipment. The loan contains customary covenants and market terms. The proceeds of the loan will be used to finance necessary investments at the Invinhema Mill.

Partial 2012 Production Results

As of December 31, 2012, in our Sugar, Ethanol and Energy Business, our production for the year was of 281,622 tons of sugar, 176,057 cubic meters of ethanol, 4,397,855 tons of sugarcane crushed, and 238,554 MWh of energy exported. Additionally, we finished the year with 88,594 hectares of sugarcane planted. As for our dairy segment, it produced 54,953,715 liters of milk.

Expectations for Fiscal Year 2012 Results

We expect that our revenues for fiscal year 2012 will likely range from $570 million to $630 million, representing an increase of approximately 4% to 15% as compared to 2011. However, our estimated net income for fiscal year 2012 was negatively impacted by primarily non-cash losses stemming from the depreciation of our functional currencies against the U.S. dollar during 2012. During 2012, we experienced a 10% depreciation in the Brazilian Real and a 14% depreciation in the Argentine Peso, in each case, against the U.S. dollar, which has resulted in the recognition of foreign exchange losses for our U.S. dollar denominated debt. In addition, the depreciation of our functional currencies also resulted in mark-to-market losses in respect of currency forward contracts in Brazil. As a result of these factors, we anticipate that our net income for 2012 will likely range from $1.0 to $10.0 million, representing an approximately 98% to 82% decrease, as compared to 2011.

In the view of our management, the estimated financial information above was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected performance for 2012. However, this information is not fact and no assurances can be given that our actual revenues and net income for the year ended December 31, 2012 will not differ from these estimated amounts. Readers of this prospectus are cautioned not to place undue reliance on the estimates. These estimated amounts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimated amounts are preliminary, are based on management’s internal estimates and are subject to further internal review by management and approval by our audit committee. The estimated amounts included in this prospectus have been prepared by, and are the responsibility of, our management. Neither Price Waterhouse & Co. S.R.L., nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the estimated amounts contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimates. These estimated amounts may or may not be realized, and they may be based upon judgments or assumptions that prove to be incorrect. Our actual revenues and net income for the year ended December 31, 2012 may vary from these estimated amounts.

THE OFFERING

Common shares offered by the selling shareholder:	13,900,000 common shares.

Over-allotment option:	The selling shareholder has granted the underwriter the right to purchase up to 2,085,000 additional shares of common stock to cover any over-allotments. The underwriter can exercise this right at any time within 30 days after the date of this prospectus supplement.

New York Stock Exchange Symbol:	“AGRO”

Use of proceeds:	We will not receive any proceeds from the sale of the common shares offered by the selling shareholder.

Common shares outstanding before and after the offering:	122,217,355 shares.

Voting rights:	Holders of our common shares are entitled to one vote per common share in all shareholders’ meetings. See “Item 10. Additional Information—Memorandum and Articles of Association—Voting Rights” in our Annual Report on Form 20-F.

Dividends:	We currently have no plans to pay dividends because we expect to retain our earnings for use in the development and expansion of our business. See “Item 8. Financial Information—Dividend Policy” in our Annual Report on Form 20F.

Lock-up Agreements:	We have agreed with the underwriter, subject to certain exceptions, not to sell or dispose of any common shares or securities convertible into or exchangeable or exercisable for any common shares during the period commencing on the date of this prospectus supplement until 90 days after the completion of this offering. The selling shareholder, members of our board of directors, our executive officers and shareholders that own beneficially at least 10% of our common shares have agreed to similar lock-up restrictions. See “Underwriter.”

Transfer Agent:	Computershare Trust Company N.A.

Risk factors:	Before deciding to invest in our common shares, you should carefully consider the risks related to our business, the offering and our common shares. See “Risk Factors” beginning on page S-9 of this prospectus supplement and page 4 of the accompanying prospectus.

The number of outstanding common shares is based on the common shares outstanding as of December 31, 2012, and excludes:

•	4,112,699 common shares issuable upon the exercise of outstanding share options under our existing Stock Option plans exercisable at a weighted average exercise price of $9.80 per share; and

•	515,362 common shares issuable pursuant to the Restricted Unit Plan subject to vesting restrictions.

RISK FACTORS

Risks Relating to this Offering

Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline.

Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of incorporation, we are authorized to issue up to 2,000,000,000 shares, of which 122,217,355 shares will be outstanding following this offering. The selling shareholder, members of our board of directors, our executive officers and shareholders that own beneficially at least 10% of our common shares have entered into lock-up agreements, pursuant to which they have agreed, subject to certain exceptions, not to sell or transfer, directly or indirectly, any shares for a period of 90 days from the date of this prospectus. Moreover, certain of our shareholders have entered into and are entitled to the benefits of a registration rights agreement. See “Selling Shareholder.” We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our shares.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our common shares.

Section 303A of the NYSE Listing Rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to and do follow home country practice in lieu of the above requirements. Luxembourg law, the law of our home country, does not require that a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus not include, or include fewer, independent directors than would be required if we were subject to the NYSE Listing Rules. Since a majority of our board of directors may not consist of independent directors as long as we rely on the foreign private issuer exemption to the NYSE Listing Rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to the NYSE Listing Rules.

SELLING SHAREHOLDER

The following table was prepared based on information publicly filed or supplied to us by the selling shareholder and sets forth the name of the selling shareholder, the number of shares beneficially owned by the selling shareholder and the number of shares to be offered by the selling shareholder pursuant to this prospectus supplement. The information in this table is based on 122,217,355+ common shares outstanding as of December 31, 2012. Except as otherwise indicated below, there is no material relationship between the selling shareholder on the one hand, and the Company on the other hand.

Name of Selling Shareholder	Number of Common Shares Owned Prior to the Offering(1)	Percentage of Common Shares Owned Prior to Offering	Number of Common Shares Offered Pursuant to this Prospectus Supplement(2)	Number of Common Shares Owned After Offering	Percentage of Common Shares Owned After Offering
HBK Master Fund LP(3)	20,895,230	17.09%	13,900,000	6,995,230	5.72%

+	The number of outstanding common shares is based on the common shares outstanding as of December 31, 2012, and excludes 4,112,699 common shares issuable upon the exercise of outstanding share options exercisable at a weighted average exercise price of $9.80 per share and 515,362 common shares issuable pursuant to deferred share awards subject to vesting restrictions.
(1)	The number of common shares owned prior to offering is based on information provided to us from the selling shareholder.
(2)	The number of common shares offered pursuant to this prospectus supplement does not include common shares sold pursuant to the over-allotment option.
(3)	The address of HBK Master Fund LP is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands / Notice Address: HBK Master Fund L.P. / HBK Services LLC, Attn: Legal department, 2101 Cedar Spring Road, Suite 700, Dallas TX 75201, USA.

Certain Relationships

Mark Schachter, a member of our board of directors was a Portfolio Manager with HBK Capital Management from 2004 to 2010, where he was responsible for the firm’s North American private credit activities. His responsibilities included corporate credit investments with a primary focus on middle-market lending and other special situation investment opportunities. As of 2010, Mr. Schachter is no longer employed by HBK Capital Management.

UNDERWRITER

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. LLC, the underwriter, has agreed to purchase, and the selling shareholder has agreed to sell to it 13,900,000 common shares.

The underwriter is offering the common shares subject to its acceptance of the shares from the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the common shares offered by this prospectus supplement are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the common shares offered by this prospectus supplement if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s option to purchase additional shares described below.

The underwriter initially proposes to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the underwriter.

The selling shareholder has granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 2,085,000 additional common shares at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional              common shares.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$8.00	$111,200,000	$127,880,000
Underwriting discounts and commissions to be paid by the selling shareholder	$0.26	$3,614,000	$4,156,100
Proceeds, before expenses, to selling shareholder	$7.74	$107,586,000	$123,723,900

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $900,000. We have agreed to reimburse the underwriter for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000.

Our common shares are listed the New York Stock Exchange under the trading symbol “AGRO.”

We and the selling shareholder have agreed that, without the prior written consent of the underwriter, we and they will not, during the period ending 90 days after the date of this prospectus supplement (the “restricted period”): (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for common shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise or (3) file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares.

The restrictions contained in the preceding paragraph shall not apply to (a) the common shares to be sold in this offering, (b) issuances of grants of employee stock options or equity awards pursuant to the terms of a Company plan in effect on the date hereof or issuances of common shares pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date of this prospectus supplement, (c) the issuance by us of common shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriter has been advised in writing, (d) transfers of common shares by the selling shareholder to its affiliates, or, in the case of any selling shareholder who is a limited liability company, the distribution of common shares to its members, (e) transfers of common shares by the selling shareholder as bona fide gifts, or (f) transactions relating to common shares acquired in open market transactions after the date of this prospectus supplement; provided that in the case of (d) and (e), each transferee or donee, as applicable, is or agrees to be bound by the terms contained in the preceding paragraph prior to such transfer. In addition, the selling shareholder has agreed that, without the prior written consent of the underwriter, it will not, during the period commencing on the date hereof and ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares. It has also agreed and consented to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of their common shares. If the selling shareholder receives written notice that (1) during the last 17 days of the 90-day restricted period, we issued an earnings release, or material news or a material event relating to us occurred; or (2) prior to the expiration of the 90-day restricted period, we announced that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions imposed shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, subject to certain exceptions, unless the underwriter waives, in writing, such extension.

Our officers, directors and our shareholders that own beneficially at least 10% of our common shares have agreed to similar restrictions except that the restrictions shall not apply to the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriter has been advised in writing and exercises of options for restricted units or shares pursuant to our equity compensation plans outstanding on the date of this prospectus supplement and of which the underwriter has been advised in writing, including, without limitation, sales of common shares made by beneficiaries under our equity compensation plans to cover taxes incurred in connection with grants and awards under such plans.

Although Quantum Partners LP, one of our principal shareholders, has agreed to the restrictions described above, all of the common shares owned by Quantum Partners LP were previously pledged by it in November 2011 in connection with certain lending and brokerage arrangements. All of the common shares owned by Quantum Partners LP are therefore subject to customary rights of foreclosure by the pledgee of those common shares. If any foreclosure over those shares were to occur during the restricted period described above, some or all of the common shares owned by Quantum Partners LP may become available for sale at that time.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the common shares, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under the option. The underwriter can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of shares compared to the price available under the option. The underwriter may also sell shares in excess of the option, creating a naked short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriter may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriter is not required to engage in these activities and may end any of these activities at any time.

We, the selling shareholder and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by the underwriter, or selling group members, if any, participating in this offering. The underwriter may agree to allocate a number of common shares for sale to its online brokerage account holders.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

The underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

We are being represented by Milbank, Tweed, Hadley & McCloy LLP with respect to legal matters of United States federal securities and New York State law. The underwriter is being represented by Davis Polk & Wardwell LLP with respect to legal matters of United States federal securities and New York State law. The validity of the common shares offered in this offering and certain legal matters as to Luxembourg law will be passed upon for us by Elvinger, Hoss & Prussen.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 20-F for the year ended December 31, 2011 have been so incorporated in reliance on the report of Price Waterhouse & Co. S.R.L. (“PwC”), Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers International Limited Network, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited consolidated financial information of Adecoagro for the nine-month periods ended September 30, 2012 and 2011, incorporated in this prospectus supplement by reference to the Report on Form 6-K for the quarter ended September 30, 2012, PwC reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated November 9, 2012 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PwC is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PwC within the meaning of Sections 7 and 11 of the Act.

PROSPECTUS

Adecoagro S.A.

13,000,000 COMMON SHARES

Offered by Selling Shareholders

This prospectus relates to up to 13,000,000 common shares that the selling shareholders to be named in a prospectus supplement may offer from time to time.

The selling shareholders may sell all or a portion of our common shares beneficially owned by them in one or more offerings from time to time underwritten and/or managed by an investment banking firm or broker-dealer in open market transactions, privately negotiated transactions, ordinary brokerage transactions or any other method permitted by applicable law.

In the prospectus supplement relating to any sales by the selling shareholders, we will, among other things, set forth the number of shares that such shareholders will be selling.

We will not receive any of the proceeds from the sale by the selling shareholders of the common shares offered by this prospectus.

Our common shares are listed on the New York Stock Exchange under the symbol “AGRO.”

Investing in our common shares involves risks. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

January 23, 2013

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the Commission, using a “shelf” registration process. Under this shelf registration process, the selling shareholders may, from time to time, offer and sell up to 13,000,000 common shares. This prospectus provides you with a general description of the securities the selling shareholders may offer. Each time the selling shareholders offer the securities described in this prospectus, we will provide a prospectus supplement, or information that is incorporated by reference into this prospectus, identifying the selling shareholders and containing more specific information about the terms of the offering. We will also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus or in the documents that we have incorporated by reference into this prospectus, including without limitation, a discussion of any risk factors or other special considerations that apply to these offerings or securities or the specific plan of distribution. If there is any inconsistency between the information in this prospectus and a prospectus supplement or information incorporated by reference having a later date, you should rely on the information in that prospectus supplement or incorporated information having a later date. We urge you to read carefully this prospectus, any applicable prospectus supplement and any related free writing prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information; Incorporation of Certain Information by Reference,” before buying any of the securities being offered.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or any prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer in any state or jurisdiction or under any circumstances where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement or amendment prepared by us is accurate only as of the date on their cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

In this prospectus, unless otherwise specified or if the context so requires:

•

References to the terms “Adecoagro S.A.,” “Adecoagro,” “we,” “us,” “our,” “our company” and “the company” refer to the registrant, Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

•	References to “IFH” and “IFH LP” mean International Farmland Holdings, LP, a limited partnership organized under the laws of Delaware, and its subsidiaries.

•	References to “Adecoagro LP” mean Adecoagro, LP, a limited partnership organized under the laws of Delaware, and its subsidiaries.

•	References to “$,” “US$,” “U.S. dollars,” “dollars” and “USD” are to U.S. dollars.

•	References to “Argentine Pesos,” “Pesos,” “Ps.” or “ARS” are to Argentine Pesos, the official currency of Argentina.

•	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian Real, the official currency of Brazil.

•	Unless stated otherwise, references to “sales” are to the combined sales of manufactured products and services rendered plus sales of agricultural produce and biological assets.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual and special reports and other information with the Commission (File Number 001-35052). These filings contain important information which does not appear in this prospectus. For further information about us, you may read and copy these filings at the Commission’s public reference room at 100 F Street, N.E, Washington, D.C. 20549. The Commission also maintains an internet site that contains reports, information statements, and other information regarding issuers that file electronically with the Commission, which you may access at http://www.sec.gov.

The Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the Commission. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the Commission on Form 20-F under the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement, and after the date of this prospectus and prior to the time that all of the securities offered by this prospectus have been sold or de-registered.

•

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Commission on April 30, 2012 (the “Annual Report on Form 20-F”), which includes our audited consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 (the “Audited Annual Consolidated Financial Statements”);

•

The Report on Form 6-K containing our unaudited condensed consolidated interim financial statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011 (the “Unaudited Condensed Consolidated Interim Financial Statements”) furnished to the Commission on November 13, 2012; and

•

The description of our common shares contained in our Registration Statement on Form 8-A (File No. 001-35052) filed with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, on January 24, 2011.

In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we specifically identify in the report that it is being incorporated by reference in this prospectus.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to 13-15 Avenue de la Liberté, L-1931, Luxembourg, Grand Duchy of Luxembourg, Attn: General Counsel; telephone number (+352) 2689-8213. You may also obtain information about us by visiting our website at www.adecoagro.com. The reference to our website is intended to be an inactive textual reference and the contents of our website are not intended to be incorporated into this prospectus.

We are a société anonyme under the laws of the Grand Duchy of Luxembourg and are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers, directors and principal shareholders are exempt from Section 16 of the Exchange Act; and we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in it by reference contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. The forward-looking statements are contained principally under the caption “Risk Factors” of this prospectus and in Items 3, 4 and 5 of our Annual Report on Form 20-F, which is incorporated herein by reference. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “should,” “could,” “would,” “expect,” “plan,” “believe,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “project,” “outlook,” “target,” “estimate,” “assume,” as well as variations of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. The forward-looking statements included in this prospectus and the documents incorporated in it by reference relate to, among others:

•	our business prospects and future results of operations;

•	weather and other natural phenomena;

•

developments in, or changes to the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdiction in which we operate, environmental laws and regulations;

•	the implementation of our business strategy, including our development of the Ivinhema mill and other current projects;

•	our plans relating to acquisitions, joint ventures, strategic alliances or divestitures;

•	the implementation of our financing strategy and capital expenditure plan;

•	the maintenance of our relationships with customers;

•	the competitive nature of the industries in which we operate;

•	the cost and availability of financing;

•	future demand for the commodities we produce;

•	international prices for commodities;

•	the condition of our land holdings;

•	the development of the logistics and infrastructure for transportation of our products in the countries where we operate;

•	the performance of the South American and world economies;

•	the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and

•	the factors discussed under “Risk Factors” in this prospectus and the documents incorporated by reference.

Given these uncertainties, you should be cautioned that these statements may, and often do, vary from actual results. Therefore, you should not place undue reliance on these forward-looking statements. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. In particular, you should consider the risks listed under the caption “Risk Factors” of this prospectus and in Item 3 of our Annual Report on Form 20-F, which is incorporated herein by reference.

Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus and the documents incorporated in it by reference might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. We undertake no obligation to update any of the forward-looking statements after the date of the prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

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PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information about us, the common shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

About Adecoagro S.A.

We are a leading agricultural company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and other agricultural products, cattle and dairy operations, sugar, ethanol and energy production and land transformation. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions, and (v) promoting sustainable agricultural production and development.

As of December 31, 2012, we owned a total of 283,942 hectares, comprised of 22 farms in Argentina, 15 farms in Brazil and 1 farm in Uruguay. In addition we own and operate several agro-industrial production facilities including three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 7.2 million tons, four rice processing facilities in Argentina, a dairy operation with approximately 6,765 milking cows in Argentina, and twelve grain and rice conditioning and storage plants in Argentina.

We believe that we are one of the largest owners of productive farmland in South America. As of December 31, 2012 we owned 283,942 hectares of farmland in Argentina, Brazil and Uruguay, of which 138,154 hectares are suitable to grow crops, rice and coffee, 9,145 are suitable to grow sugarcane, 13,508 hectares are potentially croppable and being evaluated for transformation, 67,794 hectares are suitable for raising beef cattle and are mostly leased to a third party beef processor, constituting a total of 228,601 productive hectares, and 55,341 hectares are legal land reserves pursuant to local regulations or other land reserves. During the 2012/2013 harvest year we held leases or have entered into agriculture partnerships for an additional 54,146 hectares for our farming business.

We believe that we are:

•

one of the largest owners of productive farmland in South America, with more than 228,601 owned hectares as of December 31, 2012 used in productive activities (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products.

•

a leading producer of agricultural commodities in South America. During the 2011/2012 harvest year, we harvested 199,418 hectares (including 55,754 leased hectares and 48,286 second crop hectares) and produced 564,800 tons of grains, including soybeans, corn, wheat, sunflower and cotton.

•

one of the largest producers of rough (unprocessed) rice in the world. During the 2011/2012 harvest year we harvested 31,497 hectares and produced 171,137 tons of rice, which accounted for 13% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice in Argentina, accounting for 18% of total white rice production capacity in Argentina and 13% of total Argentine white rice exports during 2011, according to the Federacion de Entidades Arrocera and the Aduana Argentina, respectively.

•	a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing over 51.2 million liters of raw milk during 2011.

•

a growing producer of sugar and ethanol in Brazil, where we are in the process of building what we expect will be one of the most cost-efficient sugarcane crushing clusters in Brazil. We currently own three sugar and ethanol mills in Brazil (two in operation and one under construction) with an aggregate installed crushing capacity of 7.2 million tons per year and cogeneration (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) capacity of 148 MW as of December 31, 2012;

•

we are currently building our third sugar and ethanol mill in Brazil, named Ivinhema. As of December 31, 2012, we had completed the assembly of the first phase of the mill, with a total crushing capacity of 2.0 million tons per year. We expect to complete the second phase of the mill in 2015, reaching a total crushing capacity of 4.0 million tons per year, and the third and final phase is expected to be completed in 2017, reaching a total crushing capacity of 6.3 million tons per year. Once the construction of Ivinhema is completed, when combined with our existing Angélica mill (“Angélica”), it will form a cluster that we believe will allow us to become one of the lowest-cost producers of sugar, ethanol and energy from sugarcane in Brazil; and

•

we expect our planned cluster to have a total installed sugarcane crushing capacity of 10.3 million tons per year and a cogeneration capacity of 296 MW once it reaches full capacity in 2017, resulting in a total sugarcane crushing capacity of 11.5 million tons per year for our three mills together at that time.

•

one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last seven fiscal years, we have consistently sold a portion of our fully mature farms every year. In aggregate, we have sold 11 farms generating capital gains of over $132 million.

Corporate Information

Adecoagro S.A. is a Luxembourg société anonyme (a public company limited by shares). The Company’s legal name is “Adecoagro S.A.” Adecoagro S.A. was incorporated on June 11, 2010.

Adecoagro S.A. is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro S.A. has its registered office at 13-15 Avenue de la Liberté, L-1931, Luxembourg, Grand Duchy of Luxembourg. Our telephone number is (+352) 2689-8213.

Recent Developments

IDB Facility

By an amendment to the IDB Facility dated November 20, 2012, the total liabilities to equity ratio for each financial year from 2012 and thereafter was reduced from 1.70x to 1.40x.

Sale of Santa Regina

On December 27, 2012, we completed the sale and lease back of 51% of the “Santa Regina” farm, located in General Villegas, province of Buenos Aires, Argentina. Under the terms of the agreement, Adecoagro sold 51% of the outstanding shares of Santa Regina S.A., a company whose main asset is the Santa Regina farm, for a total consideration of $13.0 million (equivalent to $7,058 per hectare and 11% above Cushman & Wakefield’s independent appraisal dated September 2012), and granted an option to the buyer to acquire on or before June

2014 the remaining 49% interest for $13.1 million (equivalent to $7,370 per hectare, 16% above Cushman & Wakefield’s independent appraisal dated September 2012). Adecoagro will lease and operate the farm during the next two crop years as of May 2013.

Santa Regina is a 3,618 hectare farm which was purchased by Adecoagro in 2002 for a total of $2.3 million, or $625 per hectare. The farm has 3,200 hectares of croppable land that have been transformed and are currently used to produce corn, soybean and wheat. During the last ten years, we have operated Santa Regina under a sustainable production model focused on no-till farming, crop rotation, balanced fertilization and other best practices, which have enhanced productivity and soil quality. Considering the purchase price, transformation capital expenditures, operating cash flows and exit price, this investment generated an internal rate of return of 34.2%. The book value of Santa Regina in our balance sheet was $3.1 million.

BC Facility

In November 2012, Adeco Agropecuaria S.A. and Pilagá S.A., subsidiaries of our company in Argentina, entered into a $20.0 million loan with Banco de la Ciudad de Buenos Aires (the “BC Facility”). The principal of the BC Facility is payable in seven annual installments with final maturity on November 22, 2019 and bears interests at the highest of the following rates: (i) 7% per annum and (ii) LIBOR 180 days plus 300 bp or LIBOR 180 days x 1.30. The interest is payable quarterly starting from each disbursement. The BC Facility is secured by a first priority mortgage on several pieces of land of the San Carlos Farm in General Villegas, Province of Buenos Aires, Argentina, owned by Adeco Agropecuaria S.A. The BC Facility contains customary covenants.

BNDES Loan

On December 27, 2012, Adecoagro Vale do Ivinhema, a subsidiary of our company in Brazil, entered into a loan with Banco Nacional de Desenvolvimento Economico e Social (BNDES) in an amount equal to R$488,638 million for a term of 10 years bearing interest at an average rate of 4.65% per year. The loan contains customary covenants and market terms. The loan restricts the borrower from paying dividends, except as provided by Article 202 of Law 6.404 of the Brazilian Corporations Law. The proceeds from the loan will be drawn during the next 24 months and will be used to finance phases 1 and 2 of the construction of the Ivinhema Mill, which is expected to reach a crushing capacity of 4.1 million tons per year.

Banco do Brasil Loan

On October 18, 2012, Adecoagro Vale do Ivinhema, a subsidiary of our company in Brazil, entered into a loan with Banco do Brasil S.A. in an amount equal to R$130 million for a term of 10 years bearing interest at a rate of 2.5% per year. The loan was granted under the Fundo Constitucional do Centro Oeste government program and contains customary covenants and market terms. Additionally, the loan restricts the borrower from paying dividends in excess of 25% of its net income on an annual basis. The proceeds of the loan will be used to finance necessary investments at the Invinhema Mill.

Itaú BBA Loan

On October 18, 2012 Adecoagro Vale do Ivinhema, a subsidiary of our company in Brazil, entered into a loan with Banco Itaú BBA S.A. in an amount equal to R$45.5 million for a term of 10 years bearing interest at a rate of 2.5% per year. The loan was granted under the Financiamento de Máquinas e Equipamentos (“FINAME”) government program for the financing of machinery and equipment. The loan contains customary covenants and market terms. The proceeds of the loan will be used to finance necessary investments at the Invinhema Mill.

Partial 2012 Production Results

As of December 31, 2012, in our Sugar, Ethanol and Energy Business, our production for the year was of 281,622 tons of sugar, 176,057 cubic meters of ethanol, 4,397,855 tons of sugarcane crushed, and 238,554 MWh of energy exported. Additionally, we finished the year with 88,594 hectares of sugarcane planted. As for our dairy segment, it produced 54,953,715 liters of milk.

Expectations for Fiscal Year 2012 Results

We expect that our revenues for fiscal year 2012 will likely range from $570 million to $630 million, representing an increase of approximately 4% to 15% as compared to 2011. However, our estimated net income for fiscal year 2012 was negatively impacted by primarily non-cash losses stemming from the depreciation of our functional currencies against the U.S. dollar during 2012. During 2012, we experienced a 10% depreciation in the Brazilian Real and a 14% depreciation in the Argentine Peso, in each case, against the U.S. dollar, which has resulted in the recognition of foreign exchange losses for our U.S. dollar denominated debt. In addition, the depreciation of our functional currencies also resulted in mark-to-market losses in respect of currency forward contracts in Brazil. As a result of these factors, we anticipate that our net income for 2012 will likely range from $1.0 to $10.0 million, representing an approximately 98% to 82% decrease, as compared to 2011.

In the view of our management, the estimated financial information above was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected performance for 2012. However, this information is not fact and no assurances can be given that our actual revenues and net income for the year ended December 31, 2012 will not differ from these estimated amounts. Readers of this prospectus are cautioned not to place undue reliance on the estimates. These estimated amounts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimated amounts are preliminary, are based on management’s internal estimates and are subject to further internal review by management and approval by our audit committee. The estimated amounts included in this prospectus have been prepared by, and are the responsibility of, our management. Neither Price Waterhouse & Co. S.R.L., nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the estimated amounts contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimates. These estimated amounts may or may not be realized, and they may be based upon judgments or assumptions that prove to be incorrect. Our actual revenues and net income for the year ended December 31, 2012 may vary from these estimated amounts.

The Offering

Common shares offered by the selling shareholders:	13,000,000 common shares.

New York Stock Exchange Symbol:	“AGRO”

Use of proceeds:	We will not receive any proceeds from the sale of the common shares offered by the selling shareholders.

Common shares outstanding before and after the offering:	122,217,355 shares.

Risk factors:	Before deciding to invest in our common shares, you should carefully consider the risks related to our business, the offering and our common shares. See “Risk Factors” beginning on page 6 of this prospectus.

The number of outstanding common shares is based on the common shares outstanding as of September 30, 2012, and excludes:

•	4,112,699 common shares issuable upon the exercise of outstanding share options under our existing Stock Option plans exercisable at a weighted average exercise price of $9.80 per share; and

•	515,362 common shares issuable pursuant to the Restricted Unit Plan subject to vesting restrictions.

RISK FACTORS

Investing in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the information contained in this prospectus or in any applicable prospectus supplement and as well as the risks described below, as well as in our consolidated financial statements and accompanying notes. Our business activities, cash flow, financial condition and results of operations could be materially and adversely affected by any of these risks. The market price of our common shares may decrease due to any of these risks or other factors, and you may lose all or part of your investment. The risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Related to Our Business and Industries

Unpredictable weather conditions, pest infestations and diseases may have an adverse impact on agricultural production and may reduce the volume and sucrose content of sugarcane that we can cultivate and purchase in a given harvest.

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost or diseases, is unpredictable, may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and price of the agricultural commodities that we sell and use in our business. Adverse weather conditions may be exacerbated by the effects of climate change. The effects of severe adverse weather conditions may reduce yields of our agricultural activities. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of insects. Commencing during the middle of 2008 and lasting until the middle of 2009, the areas in which we operate suffered one of the worst droughts of the last 50 to 70 years, which resulted in a reduction of approximately 15% to 40% of our agricultural production per hectare, depending on the affected commodity, compared with our historical averages.

We experienced drought conditions during December 2011 affecting some of our farms in Argentina and Uruguay. As a result, for the nine-month period ended September 30, 2012, the expected yield used in our biological asset model was reduced, generating a negative impact of US$ 27.3 million.

The occurrence and effects of disease and plagues can be unpredictable and devastating to agricultural products, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale. Our agricultural products are also susceptible to fungus and bacteria that are associated with excessively moist conditions. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs have been incurred. Although some diseases are treatable, the cost of treatment is high, and we cannot assure you that such events in the future will not adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plague or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition.

Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Both sugarcane yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary. Weather conditions have historically caused volatility in the ethanol and sugar industries. Future weather patterns may reduce the amount of sugarcane that we can harvest or purchase, or the sucrose content in such sugarcane, and, consequently, the amount of sugar we can recover in any given harvest. Any reduction in the volume of sugar recovered could have a material adverse effect on our operating results and financial condition.

As a result, we cannot assure you that future severe adverse weather conditions or pest infestations will not adversely affect our operating results and financial condition.

Fluctuation in market prices for our products could adversely affect our financial condition and results of operations.

Prices for agricultural products and by-products, including, among others, sugar, ethanol, grains and coffee, like those of other commodities, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agricultural products and by-products depend on many factors beyond our control including:

•	prevailing world commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;

•

changes in the agricultural subsidy levels of certain important producers (mainly the U.S. and the European Union (“E.U.”) and the adoption of other government policies affecting industry market conditions and prices;

•

changes to trade barriers of certain important consumer markets (including China, India, the U.S. and the E.U.) and the adoption of other governmental policies affecting industry market conditions and prices;

•	changes in government policies for biofuels;

•	world inventory levels, i.e., the supply of commodities carried over from year to year;

•	climatic conditions and natural disasters in areas where agricultural products are cultivated;

•	the production capacity of our competitors; and

•	demand for and supply of competing commodities and substitutes.

For example, we reported a loss of $6.7 million for the nine-month period ended September 30, 2012 compared to a gain of $41.0 million in the same period in 2011 for our sugarcane business segment in the line item “Initial recognition and Changes in Fair Value of Biological Assets and Agricultural produce.” This loss was generated mainly by a decrease in price estimates used in the discounted cash flow (“DCF”) model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the No. 11 futures contract (“NY11”) quoted on the ICE-NY. Sugar price estimates decreased due to lower sugar market prices. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year ended December 31, 2010 as compared to year ended December 31, 2009” in our Annual Report on Form 20-F, which is incorporated herein by reference.

Further, because we intentionally do not hedge 100% of the price risk on our agricultural products, we are unable to have minimum price guarantees for all of our production and are therefore exposed to risks associated with the prices of agricultural products and their volatility. We are subject to fluctuations in prices of agricultural products that could result in our receiving lower prices for our agricultural products than our production costs.

In addition, there is a strong relationship between the value of our land holdings and market prices of the commodities we produce, which are affected by global economic conditions. A decline in the prices of grains, coffee, sugar, ethanol, or related by-products below their current levels for a sustained period of time could significantly reduce the value of our land holdings and materially and adversely affect our financial condition and results of operations.

Ethanol prices are correlated to the price of sugar and are becoming closely correlated to the price of oil, so that a decline in the price of sugar will adversely affect both our ethanol and sugar businesses, and a decline in the price of oil may adversely affect our ethanol business.

A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being directly correlated, and the correlation between ethanol and sugar may increase over time. In addition, sugar prices in Brazil are determined by prices in the world market, so that there is a strong correlation between Brazilian ethanol prices and world sugar prices.

Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump rather than in the showroom, ethanol prices are now becoming increasingly correlated to gasoline prices and, consequently, oil prices. We believe that the correlation among the three products will increase over time. Accordingly, a decline in sugar prices would have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in oil prices might have an adverse effect on that of our ethanol business.

The expansion of our business through acquisitions poses risks that may reduce the benefits we anticipate from these transactions.

As part of our business strategy, we have grown through acquisitions. We plan to continue growing by acquiring other farms and production facilities throughout South America. We believe that the agricultural industry and agricultural activity in the region are highly fragmented and that our future consolidation opportunities will continue to be significant to our growth. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. In addition, we are unable to predict the effect that changes in Argentine or Brazilian legislation regarding foreign ownership of rural properties could have in our business. See “—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil—Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” Our ability to continue to expand our business successfully through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves, especially if an acquisition is followed by a period of lower than projected prices for our products.

Acquisitions also expose us to the risk of successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. Any material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition.

To support the acquisitions we hope to make, we may need to implement new or upgraded strategies, systems, procedures and controls for our operations and will face risks, including diversion of management time and focus and challenges associated with integrating new managers and employees. Our failure to integrate new businesses successfully could adversely affect our business and financial performance.

Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.

As part of our strategy to increase our production and increase our competitiveness through economies of scale, we are in the process of constructing the Ivinhema mill, which is expected to commence commercial operations in 2013. See “Item 4. Information on the Company—B. Business Overview” in our Annual Report on Form 20-F, which is incorporated herein by reference. As of September 30, 2012, we have incurred $222.2 million for the acquisition and assembly of industrial equipment, manufacturing costs, agricultural equipment and sugarcane planting expenses. We estimate that we will need to invest an additional $475.7 million to complete the construction of the Ivinhema mill. See “Item 4. Information on the Company—B. Business Overview” in our Annual Report on Form 20-F, which is incorporated herein by reference. We cannot assure you that we will be able to borrow the additional funds needed to complete the project on acceptable terms, or at all.

The Ivinhema mill project involves various risks, including engineering, construction and regulatory risks, such as obtaining necessary permits and licenses as well as other significant challenges that can suspend the construction of the Ivinhema mill, hinder or delay the project’s scheduled completion date and successful operation or that can result in significant cost increases as well as foreign exchange risks associated with incurring costs in Brazilian Reais. In addition, the Ivinhema mill may not operate at projected capacity or may incur higher operating costs than estimated, and we may not be able to sell the ethanol and sugar produced by the Ivinhema mill at competitive prices.

If (i) construction is delayed or suspended, (ii) we are required to invest more than the budgeted amount to complete the project, (iii) we are unable to borrow the funds needed to complete the project on acceptable terms, or at all, (iv) we fail to operate the mill or operate it at a lower capacity than we anticipate or (v) we are unable to sell all of the ethanol and sugar produced by the mill, our results of operations and financial condition could be materially adversely affected.

A significant increase in the price of raw materials we use in our operations, or the shortage of such raw materials, could adversely affect our results of operations.

Our production process requires various raw materials, including primarily fertilizer, pesticides and seeds, which we acquire from local and international suppliers. We do not have long-term supply contracts for most of these raw materials. A significant increase in the cost of these raw materials, especially fertilizer and agrochemicals, a shortage of raw materials or the unavailability of these raw materials entirely could reduce our profit margin, reduce our production and/or interrupt the production of some of our products, in all cases adversely affecting the results of our operations and our financial condition.

For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. For the nine-month period ended September 30, 2012, in our farming business, fertilizers and agrochemicals constituted 25.4% of our cost of production for the 2011/2012 farming harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals constituted 12.6% of our cost of production for the first nine months of 2012. On a consolidated basis, fertilizers and agrochemicals constituted 18.8% of our cost of production for the first nine months of 2012. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers. Such increases in prices could adversely affect our results of operations.

Increased energy prices and frequent interruptions of energy supply could adversely affect our business.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. For the nine-month period ended September 30, 2012, fuel constituted 9.0% of the cost of production of our farming business during the 2011/2012 harvest year. In our Sugar, Ethanol and Energy business, fuel constituted 8.5% of our cost of production for the first nine months of 2012. On a consolidated basis, fuel constituted 8.8% of our cost of production for the first nine months of 2012. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. While some of our facilities utilize different sources of energy, such as firewood and liquefied natural gas, and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

We depend on international trade and economic and other conditions in key export markets for our products.

Our operating results depend largely on economic conditions and regulatory policies for our products in major export markets. The ability of our products to compete effectively in these export markets may be adversely affected by a number of factors that are beyond our control, including the deterioration of macroeconomic conditions, volatility of exchange rates, the imposition of greater tariffs or other trade barriers or other factors in those markets, such as regulations relating to chemical content of products and safety requirements. Due to the growing participation in the worldwide agricultural commodities markets by commodities produced in South America, South American growers, including us, are increasingly affected by the measures taken by importing countries in order to protect their local producers. Measures such as the limitation on imports adopted in a particular country or region may affect the sector’s export volume significantly and, consequently, our operating results.

Between April 1 and October 12, 2010, China implemented a ban on the import of soybean oil with exceeding amounts of hexane residue, a chemical used in the extraction of soybean oil from oilseeds. This ban effectively forced us and other Argentine soybean oil producers who utilize hexane out of the market for Chinese imports, impacting the price we could obtain for our soybean oil production. Similarly, the European Union has a zero tolerance policy with respect to the import of genetically modified organisms, or “GMOs”. See “Some of the agricultural commodities and food products that we produce contain genetically modified organisms.” While the recent drought in Europe has led to the relaxation of these restrictions for certain products, we cannot assure you that we will continue to be able to export any of our products with GMOs to the European Union. If the sale of our products into a particular importing country is adversely affected by trade barriers or by any of the factors mentioned above, the relocation of our products to other consumers on terms equally favorable could be impaired, and our business, financial condition and operating results may be adversely affected.

A worldwide economic downturn could weaken demand for our products or lower prices.

The demand for the products we sell may be affected by international, national and local economic conditions. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of demand or prices of the products we produce. We cannot predict the duration or magnitude of this downturn or the timing or strength of economic recovery. If the downturn continues for an extended period of time or worsens, we could experience a prolonged period of decreased demand and price. In addition, the economic downturn has and may continue to adversely impact our suppliers, which can result in disruptions in service and financial losses.

Our business is seasonal, and our results may fluctuate significantly depending on the growing cycle of our crops.

As with any agricultural business enterprise, our business operations are predominantly seasonal in nature. The harvest of corn, soybean and rice generally occurs from January to May. Wheat is harvested from December to January. Coffee and cotton are harvested from June to August, but require processing which takes approximately two to three months. Our operations and sales are affected by the growing cycle of the crops we process and the timing of our harvest sales. In addition, our sugar and ethanol business is subject to seasonal trends based on the sugarcane growing cycle in the center-south region of Brazil. The annual sugarcane harvesting period in the center-south region of Brazil begins in April and ends in November/December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April), and a degree of seasonality in our gross profit. Seasonality could have a material adverse effect on our business and financial performance. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs. Therefore, our results of operations have varied significantly from period to period and are likely to continue to vary, due to seasonal factors.

Our dairy and beef cattle are vulnerable to diseases.

Diseases among our cattle herds, such as mastitis, tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on the productivity of our dairy cows. Outbreaks of cattle diseases may also result in the closure of certain important markets to our cattle-derived products. Although we abide by national veterinary health guidelines, including laboratory analyses and vaccination, to control diseases among our herds, especially foot-and-mouth disease, we cannot assure you that future outbreaks of cattle diseases will not occur. A future outbreak of diseases among our cattle herds could adversely affect our milk sales and operating results and financial condition.

Our current insurance coverage may not be sufficient to cover our potential losses.

Our production is, in general, subject to different risks and hazards, including adverse weather conditions, fires, diseases and pest infestations, other natural phenomena, industrial accidents, labor disputes, changes in the legal and regulatory framework applicable to us, environmental contingencies and other natural phenomena. Our insurance currently covers only part of the losses we may incur and does not cover losses on crops due to hail storms, frost, fires or similar risks. Furthermore, although we maintain insurance at levels that are customary in our industry, certain types of risks may not be covered by the policies we have for our industrial facilities. Additionally, we cannot guarantee that the indemnification paid by the insurer due to the occurrence of a casualty covered by our policies will be sufficient to entirely compensate us for the damages suffered. Moreover, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable costs. If we were to incur significant liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations.

A reduction in market demand for ethanol or a change in governmental policies reducing the amount of ethanol required to be added to gasoline may adversely affect our business.

Government authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Since 1997, the Sugar and Alcohol Interministerial Council of Brazil (Conselho Interministerial do Açúcar e Álcool) has set the required blend of anhydrous ethanol to gasoline, which by law may vary between 18% and 25%. Since October 1, 2011, the required blend has been set at 20%, pursuant to Ministry of Agriculture Ordinance Rule No. 678/2011 (Portaria MAPA no. 678/2011).

Approximately 45% of all fuel ethanol in Brazil is consumed in the form of anhydrous ethanol blended with gasoline; the remaining 55% of fuel ethanol is consumed in the form of hydrous ethanol, which is mostly used to power flex-fuel vehicles. Flex-fuel vehicles have the flexibility to run either on gasoline (blended with anhydrous ethanol) or hydrous ethanol. In the United States, almost all gasoline sold contains 10% ethanol and the country aims to consume 140 million cubic meters of biofuels by 2022, primarily ethanol. The European Union aims for 10% of the energy used in the transport sector to derive from renewable energy sources by 2020, without specific targets for certain renewable energy sources and without intermediate targets, leaving for each Member State to rule on this. As an example, in Sweden the ethanol blending ratio is 5%, which is the same mandate for other non-European countries, such as Argentina, Canada and India. Other countries in the world such as Colombia, South Africa, Thailand and China have a 10% biofuel blending mandate. In addition, flex-fuel vehicles in Brazil have a tax benefit in the form of a lower tax rate on manufactured products (Imposto sobre Produtos Industrializados) and therefore are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in production and sale of flex-fuel vehicles. For example, from May 2012 to June 2013 (subject to further extension) flex-fuel vehicles are being taxed at a reduced industrial products tax rate. Many of these policies and incentives stem from, and are mostly driven by, climate change concerns and the positive perceptions regarding the use of ethanol as a solution to the climate change problem. If such concerns or perception were to change, the legal framework and incentive structure promoting the use of ethanol may be revised, leading to a reduction in the demand for ethanol. In addition, any reduction in the percentage of ethanol required in fuel blended with gasoline or increase in the levels at which flex-fuel vehicles are taxed in Brazil, any growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business.

Growth in the sale and distribution of ethanol depends in part on infrastructure improvements, which may not occur on a timely basis, if at all.

In contrast to the well-established logistical operations and infrastructure supporting sugar exports, ethanol exports inherently demand much more complex preparation and means of distribution, including outlets from our facilities to ports and shipping to other countries. Substantial infrastructure development by persons and entities outside our control is required for our operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to, additional rail capacity, additional storage facilities for ethanol, increases in truck fleets capable of transporting ethanol within localized markets, expansion of refining and blending facilities to handle ethanol, growth in service stations equipped to handle ethanol fuels, and growth in the fleet of flex-fuel vehicles. Specifically, with respect to ethanol exports, improvements in consumer markets abroad are needed in the number and capacity of ethanol blending industrial plants, the distribution channels of gasoline-ethanol blends and the chains of distribution stations capable of handling fuel ethanol as an additive to gasoline. Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes in or expansion of infrastructure may hurt the demand for or prices of our products, prevent our products’ delivery, impose additional costs on us or otherwise have an adverse effect on our business, operating results or financial status. Our business relies on the continuing availability of infrastructure, and any infrastructure disruptions may have a material adverse effect on our business, financial condition and operating results.

We may be harmed by competition from alternative fuels, products and production methods.

Ethanol competes in the biofuel market with other, established fuels such as biodiesel, as well as fuels that are still in the development phase, including methanol and butanol from biomass. Alternative fuels could become more successful than ethanol in the biofuels market over the medium or long term due, for example, to lower production costs, greater environmental benefits or other more favorable product characteristics. In addition, alternative fuels may also benefit from tax incentives or other favorable governmental treatment, from which they may benefit at the expense of ethanol. Furthermore, our success depends on early identification of new developments relating to products and production methods and continuous expansion and preservation of our existing expertise in order to ensure that our product range keeps pace with technological change. Competitors may gain an advantage over us by, for example, developing or using new products and production methods, introducing new products to the market sooner than we do, or securing exclusive rights to new technologies, thereby significantly harming our competitive position.

A substantial portion of our assets is farmland that is highly illiquid.

We have been successful in partially rotating and monetizing a portion of our investments in farmland. During the last 11 years, we have executed transactions for the purchase and disposition of land for over $529 million. Ownership of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil—Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” As a result, it is unlikely that we will be able to adjust our owned agricultural real estate portfolio promptly in response to changes in economic, business or regulatory conditions. Illiquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales or to repatriate any such proceeds.

We have agriculture partnerships relating to a significant portion of our sugarcane plantations.

As of September 30, 2012, approximately 89% of our area of sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms. Even if we are able to renew these agreements, we cannot guarantee that such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.

We may be subject to labor disputes from time to time that may adversely affect us.

Our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. We may not successfully conclude our labor negotiations on satisfactory terms, which may result in a significant increase in the cost of labor or may result in work stoppages or labor disturbances that disrupt our operations. For example, a short-lived strike at UMA in 2009 resulted in a plant stoppage which, when coupled with the adverse weather conditions during the harvest season, resulted in a reduction of 16,000 tons of sugarcane that otherwise would have been milled during the 2009 fiscal year, with an estimated impact of approximately $100,000 to our operating results. Cost increases, work stoppages or disturbances that result in substantial amounts of raw product not being processed could have a material and adverse effect on our business, results of operations and financial condition.

We are subject to extensive environmental regulation, and concerns regarding climate change may subject us to even stricter environmental regulations.

Our activities are subject to a broad set of laws and regulations relating to the protection of the environment. Such laws include compulsory maintenance of certain preserved areas within our properties, management of pesticides and associated hazardous waste and the acquisition of permits for water use and effluents disposal. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to criminal and administrative penalties in addition to the obligation to remedy the adverse affects of our operations on the environment and to indemnify third parties for damages. Environmental laws and their enforcement are becoming more stringent in Argentina and Brazil, increasing the risk of and penalties associated with violations, which could impair or suspend our operations or projects (e.g., the Ivinhema mill licensing and pending investigation on alleged environmental damage on Ivinhema river), and our operations expose us to potentially adverse environmental legislation and regulation. Failure to comply with past, present or future laws could result in the imposition of fines, third party claims, and investigation by environmental authorities and the relevant public attorney office. For example, the perceived effects of climate change may result in additional legal and regulatory requirements to reduce or mitigate the effects of our industrial facilities’ emissions. Such requirements, if enacted, could increase our capital expenditures and expenses for environmental compliance in the future, which may have a material and adverse effect on our business, results of operations and financial condition. Moreover, the denial of any permit that we have requested, or the revocation of any of the permits that we have already obtained, may have an adverse effect on our results of operations.

Some of the agricultural commodities and food products that we produce contain genetically modified organisms.

Our soybean, corn and cotton products contain GMOs in varying proportions depending on the year and the country of production. The use of GMOs in food has been met with varying degrees of acceptance in the markets in which we operate. The United States, Argentina and Brazil, for example, have approved the use of GMOs in food products, and GMO and non-GMO grain in those countries is produced and frequently commingled during the grain origination process. Elsewhere, adverse publicity about genetically modified food has led to governmental regulation limiting sales of GMO products in some of the markets in which our customers sell our products, including the European Union. It is possible that new restrictions on GMO products will be imposed in major markets for some of our products or that our customers will decide to purchase fewer GMO products or not buy GMO products at all, which could have a material adverse effect on our business, results of operations, financial condition or prospects.

If our products become contaminated, we may be subject to product liability claims, product recalls and restrictions on exports that would adversely affect our business.

The sale of food products for human consumption involves the risk of injury to consumers. These injuries may result from tampering by third parties, bioterrorism, product contamination or spoilage, including the presence of bacteria, pathogens, foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases.

We cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image, and we could also incur significant legal expenses. Moreover, claims or liabilities of this nature might not be covered by any rights of indemnity or contribution that we may have against others, which could have a material adverse effect on our business, results of operations or financial condition.

Our principal shareholders have the ability to direct our business and affairs, and their interests could conflict with yours.

As of September 30, 2012, our principal shareholders are the beneficial owners of approximately 61.37% of our common shares. As a result of this significant influence over us, our principal shareholders may be able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and the payment of dividends by us. The interests of our principal shareholders may differ from, and could conflict with, those of our other shareholders.

We maintain and regularly review our internal controls over financial reporting but these controls cannot eliminate the risk of errors or omissions in such reporting, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We maintain and regularly review internal controls over financial reporting. However, internal control over financial reporting has inherent limitations. It is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human errors. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal controls over financial reporting. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of financial reporting.

If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. In the future we may discover areas of our internal controls that need improvement, particularly with respect to businesses that we may acquire in the future. We are not currently required to include an attestation report of our auditors on our assessment of internal controls over financial reporting pursuant to the SEC’s rules under Section 404. We expect that these rules will apply to us when we file our annual report on Form 20-F for our fiscal year ending in December 31, 2012, which we will be required to file by April 30, 2013. If our independent registered public accounting firm is not able to certify as to the effectiveness of our internal controls over financial reporting, we may be subject to sanctions, stock exchange delisting or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. This could harm our reputation and cause us to lose existing customers or fail to gain new customers and otherwise negatively affect our financial condition, results of operations and cash flows. In addition, we may be required to incur costs in improving our internal control system and hiring of additional personnel.

IFRS accounting standards require us to make numerous estimates in the compilation and preparation of our financial results and limit the comparability of our financial statements to similar issuers using U.S. GAAP.

IFRS accounting standards for agricultural companies require that we make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets with a production cycle lasting more than one year (i.e., sugarcane, coffee, dairy and cattle) generated initial recognition and changes in fair value of biological assets amounting to a $10.0 million loss in the nine-month period ended September 30, 2012 and a $51.7 million gain in the same period of 2011. For the nine-month period ended September 30, 2012, a $9.6 million loss ($20 million gain in the same period of 2011) was solely attributable to yield changes and a $19.5 million loss was solely attributable to price changes ($71.9 million gain in the same period of 2011). See Note 9 to our Unaudited Condensed Consolidated Financial Statements, incorporated herein by reference. In addition, the impact of price estimates on our results is evidenced most recently in our sugarcane business due to changes in the market price of sugar. These assumptions and estimates, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States. As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.

Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. As of September 30, 2012, we had $509.0 million of debt outstanding on a consolidated basis, all of which was incurred by our subsidiaries and not guaranteed by us. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flow from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and other business purposes, making it more difficult for them to satisfy all of their debt obligations, increasing their cost of borrowing to satisfy business needs and limiting their ability to obtain additional financing.

The substantial level of indebtedness borne by certain of our subsidiaries also affects the amount of cash available to them to pay dividends to us, increasing our vulnerability to economic downturns or other adverse developments relative to competitors with less leverage; and limiting our ability to obtain additional financing on their behalf for working capital, capital expenditures, acquisitions or other corporate purposes in the future. Moreover, by reducing the level of dividends we may receive, such indebtedness places limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness and Financial Instruments.”

The terms of the indebtedness of, and past breaches of financial ratio covenants by, certain of our subsidiaries impose significant restrictions on their operating and financial flexibility.

The debt instruments of certain of our subsidiaries contain customary covenants including limitations on their ability to, among other things, incur or guarantee additional indebtedness; make restricted payments, including dividends and prepaying indebtedness; create or permit certain liens; enter into business combinations and asset sale transactions; make investments, including capital expenditures; and enter into new businesses. Certain of these debt instruments are also secured by various collateral including mortgages on certain farms, pledges of subsidiary stock and liens on certain facilities, equipment and accounts. Certain of these debt instruments also contain cross-default provisions, where a default on one loan by one subsidiary could result in lenders of otherwise performing loans declaring a default on the otherwise performing loans. For more information regarding the covenants, collateral, and cross-default provisions of our subsidiaries’ indebtedness, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness

and Financial Instruments” in our Annual Report on Form 20-F, incorporated herein by reference. These restrictions could limit our subsidiaries’ ability to obtain future financing, withstand a future downturn in business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise

The terms of certain of our subsidiaries’ debt instruments contain financial ratio covenants, limitations on their levels of debt and capital expenditures and requirements on maintaining various levels of EBITDA. During 2009 and 2010, certain of our operating subsidiaries in Argentina and Brazil breached certain financial ratio covenants under their debt instruments, and subsequently entered with the lenders into amendments to redefine the terms of such financial ratio covenants. The financial ratio covenants we are currently required to meet, some of which are measured on a combined basis aggregating results of the borrowing subsidiaries and others which are measured on an individual debtor basis, include, among others, debt service coverage, minimum liquidity and leverage ratios. For detailed information regarding the financial ratio covenants, limitations on levels of debt and capital expenditures and requirements on EBITDA, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments” in our Annual Report on Form 20-F, incorporated herein by reference.

The failure by our subsidiaries to maintain applicable financial ratios, in certain circumstances, would prevent them from borrowing additional amounts and could result in a default under such indebtedness. If we or our subsidiaries are unable to repay those amounts, the affected lenders could initiate bankruptcy-related proceedings or enforce their rights to the collateral securing such indebtedness, which would have a material and adverse effect on our business, results of operations and financial condition. For detailed information regarding the terms of our subsidiaries’ indebtedness, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments” in our Annual Report on Form 20-F, incorporated herein by reference.

Fluctuations in interest rates could have a significant impact on our results of operations, indebtedness and cash flow.

As of September 30, 2012, 70.9% of our total debt was subject to variable interest rates and 29.1% was subject to fixed interest rates. As of September 30, 2012, the variable-rate interest bearing indebtedness of our Argentine subsidiaries had a rate of LIBOR plus 4.45%, and the variable-rate interest bearing indebtedness of our Brazilian subsidiaries had a rate of LIBOR or other country-specific rates such as the Taxa de Juros de Longo Prazo (TJLP) or Certificado de Depósito Interbancario (CDI) plus spreads ranging between 2.65% and 7.5% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase even if the amount of borrowings remained the same, and our net income could be adversely affected. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F, incorporated herein by reference.

We occasionally use interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues and to achieve a desired proportion of variable-versus fixed-rate debt, based on current and projected market conditions. We have not applied hedge accounting to these transactions and may not do so in the future. Therefore, changes in the fair value of these derivative instruments can result in a non-cash charge or gain being recognized in our financial results for a period preceding the period or periods in which settlement occurs under the derivative instruments and interest payments are made. Changes or shifts in interest rates can significantly impact the valuation of our derivatives and therefore could expose us to substantial mark-to-market losses or gains if interest rates fluctuate materially from the time when the derivatives were entered into. Accordingly, fluctuations in interest rates may impact our financial position, results of operations, and cash flows. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F, incorporated herein by reference.

We may not be able to renew our credit lines when they mature, depriving us of needed liquidity.

Certain of our subsidiaries rely substantially on existing uncommitted credit lines to support their operations and business needs through the agricultural harvest cycle. If we are unable to renew these credit lines, or if we cannot replace such credit lines with other borrowing facilities, our financial condition and results of operations may be adversely affected.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could materially increase our U.S. federal income tax liability and subject any dividends we pay to U.S. federal withholding tax.

We acquired, in a series of transactions, 100% of IFH, a holding company which was a partnership for U.S. federal income tax purposes organized under the laws of Delaware. Under U.S. Internal Revenue Code section 7874(b), we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of IFH were deemed to own at least 80% of our stock by reason of the transfer of those trade or business assets (ignoring stock issued in our IPO for purposes of the 80% threshold). Although we and our subsidiaries conduct no direct business activity in the United States and we believe that our acquisition of IFH should not be subject to the rules above, those rules are unclear in certain respects, and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, we cannot assure you that the U.S. Internal Revenue Service (“IRS”) will not seek to assert that we are a U.S. domestic corporation, which assertion, if successful, could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay. See “Item 10. Additional Information—E. Taxation” in our Annual Report on Form 20-F, incorporated herein by reference.

Risks Associated with the Countries in which we Operate

We operate our business in emerging markets. Our results of operations and financial condition are dependent upon economic conditions in those countries in which we operate, and any decline in economic conditions could harm our results of operations or financial condition.

All of our operations and/or development activities are in South America. As of September 30, 2012, based on the net book value of our combined property, plant and equipment and investment property, 34.6% of our assets were located in Argentina, 64.2% in Brazil and 1.2% in Uruguay. During 2011, 56.4% of our total sales were attributable to our Brazilian operations, 42% were attributable to our Argentine operations and 1.6% were attributable to our Uruguayan operations. In the future, we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.

In particular, fluctuations in the economies of Argentina and Brazil and actions adopted by the governments of those countries have had and may continue to have a significant impact on companies operating in those countries, including us. Specifically, we have been affected and may continue to be affected by inflation, increased interest rates, fluctuations in the value of the Argentine Peso and Brazilian Real against foreign currencies, price and foreign exchange controls, regulatory policies, business and tax regulations and in general by the political, social and economic scenarios in Argentina and Brazil and in other countries that may affect Argentina and Brazil.

The economies of the countries in which we operate may be adversely affected by the deterioration of other global markets.

Financial and securities markets in the countries in which we operate are influenced, to different degrees, by the economic and market conditions in other countries, including other South American and emerging market countries and other global markets. Although economic conditions in these countries may differ significantly from economic conditions in the countries in which we operate, investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into, and the market value of securities of issuers with operations in, the countries in which we operate. A crisis in other emerging market countries could dampen investor enthusiasm for securities of issuers with South American operations, including our common shares. This could adversely affect the market price for our common shares, as well as make it difficult for us to access capital markets and obtain financing for our operations in the future, on acceptable terms or under any conditions.

A significant deterioration in the economic growth of any of the main trading partners of Brazil or Argentina could have a material impact on the trade balance of those countries and could adversely affect their economic growth.

In 2008, the global financial crisis had an adverse impact on global economic conditions. Even though by 2010 the world economies showed certain signs of recovery, the recent economic crisis in Europe, beginning with the financial crisis in Greece, has had a new adverse impact on global economic conditions. It is yet uncertain how the current financial crisis will impact the countries in which we operate, which could include a reduction in exports, a decline in tax revenues, recession and a reduced ability to access international capital markets.

Governments have a high degree of influence in the economies in which we operate, which could adversely affect our results of operations or financial condition.

Governments in many of the markets in which we currently, or may in the future, operate frequently intervene in their respective economies and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. We have no control over, and cannot predict what measures or policies governments may take in the future. The results of operations and financial condition of our businesses may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which they operate that impact factors such as:

•	labor laws;

•	economic growth;

•	currency fluctuations;

•	inflation;

•	exchange and capital control policies;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	monetary policy;

•	liquidity and solvency of the financial system;

•	limitations on ownership of rural land by foreigners;

•	developments in trade negotiations through the World Trade Organization or other international organizations;

•	environmental regulations;

•	tax laws, including royalties and the effect of tax laws on distributions from our subsidiaries;

•	restrictions on repatriation of investments and on the transfer of funds abroad;

•	expropriation or nationalization;

•	import/export restrictions or other laws and policies affecting foreign trade and investment;

•	price fixing regulations;

•	restrictions on land acquisition or use or agricultural commodity production; and

•	other political, social and economic developments, including political, social or economic instability, in or affecting the country where each business is based.

Uncertainty over whether governments will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty and heightened volatility in the securities markets, which may have a material and adverse effect on our business, results of operations and financial condition.

Currency exchange rate fluctuations relative to the U.S. dollar in the countries in which we operate our businesses may adversely impact our results of operations and financial condition.

We operate exclusively outside the United States, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our exposure to currency exchange rate fluctuations results from the translation exposure associated with the preparation of our consolidated financial statements, the transaction exposure associated with generating revenues and incurring expenses in different currencies and the devaluation of local currency revenues impairing the value of investments in U.S. dollars. While the consolidated financial statements presented herein are, and our future consolidated financial statements will be, presented in U.S. dollars, the financial statements of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars by applying: (i) a year-end exchange rate for assets and liabilities; and (ii) an average exchange rate for the year for income and expenses. Resulting exchange differences arising from the translation to our presentation currency are recognized as a separate component of equity. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. Accordingly, fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and have a material adverse effect on our results of operations and financial condition.

After reaching a high of Ps.3.87 per $1 in June 2002, the exchange rate of the Argentine Peso to the dollar has remained relatively stable. However, the increasing level of inflation is generating pressure for further depreciation of the Peso. The Peso depreciated 2.27% against the U.S. dollar in 2007, 9.49% in 2008, 10.40% in 2009, 4.72% in 2010, 5.89% in 2011 and 14.27% in 2012. However, due to the strength of the restrictions for the purchase of foreign currency (see “—Risks Related to Argentina—Exchange controls could restrict the inflow and outflow of funds in Argentina.”) the official exchange rate is not floating freely and is arbitrarily set by the government. This gave rise to the development of unofficial markets where the dollar is trading at a different market value and to an increase of the purchase price in Pesos of securities denominated in foreign currency. The gap between the official rate and these rates is of approximately 50% and may increase or decrease in the future. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Currently, the value of the Real against foreign currencies is determined under a free-floating exchange rate regime. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real appreciated 16.9% against the U.S. dollar in 2007, depreciated 31.6% in 2008, appreciated 25.4% in 2009, appreciated 4.4% in 2010 and depreciated 12.6% in 2011. Against the euro, the Real appreciated 7.5% in 2007, depreciated 24.1% in 2008, appreciated 22.6% in 2009, appreciated 11.14% in 2010 and depreciated 8.74% in 2011. On September 28, 2012, the Real/U.S. dollar exchange rate was R$2.0306 per U.S. dollar, and the Real/euro exchange rate was R$2.6109 per euro, as reported by the Central Bank of Brazil. We cannot predict whether the Brazilian Central Bank will continue to let the Real float freely. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the Real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, nor can we predict what impact such an event might have on our financial condition or results of operations.

Future fluctuations in the value of the local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be adversely affected.

Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.

In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Argentina and Brazil, and the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. A portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. Inflation in Argentina or Brazil, without a corresponding Peso or Real devaluation could result in an increase in our operating costs without a commensurate increase in our revenues, which could adversely affect our financial condition and our ability to pay our foreign denominated obligations.

After several years of price stability in Argentina, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation decreased significantly and stabilized. However, since 2004, encouraged by the pace of economic growth, according to the Argentine Statistics and Census Agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the consumer price index increased by 6.1% in 2004, 12.3% in 2005, 9.8% in 2006, 8.5% in 2007, 7.2% in 2008, 7.7% in 2009 , 10.9% in 2010, 9.5% in 2011 and 10.8% in 2012; while the wholesale price index went up 7.9% in 2004, 10.6% in 2005, 7.2% in 2006, 14.6% in 2007, 8.8% in 2008, 10.3% in 2009, 14.6% in 2010, 12.7% in 2011 and 13.1% in 2012. The accuracy of the measurements of the INDEC is in doubt, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. For example, according to a research center of the University of Buenos Aires, School of Economics, the consumer price index increased by 10.7% (rather than 9.8%) in 2006, 25.7% (rather than 8.5%) in 2007, 23.0% (rather than 7.2%) in 2008 and 15.0% (rather than 7.7%) in 2009 (last published information). Moreover, according to InflacionVerdadera.com, an initiative that is part of the Billion Prices Project at the Massachusetts Institute of Technology, the consumer price index increased by 25.77% (rather than 10.9%) in 2010, by 30.18% (rather than 9.5%) in 2011, and 25.9% (rather than 10.8%) in 2012.

During 2011, the Argentine Secretary of Commerce imposed fines on some private consulting firms for releasing inflation measurements. Since then, private inflation measurements have been released mainly by the Commission of Freedom of Expression of the Argentine Congress (the “Expression Commission”). After the change in the composition of the Argentine Congress in December 2011, the Argentine Congress may no longer release private inflation measurements According to the last information released by the Expression Commission and published in local newspapers, in 2011 the consumer price index increased by 22.8% (rather than 9.5%). See “—Risks Related to Argentina—There are concerns about the accuracy of the INDEC’s measurements.”

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.7% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.32% in 2010, and inflation of 5.1% in 2011 as measured by the General Market Price Index (Indice Geral de Preços—Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008, 8.75% in 2009,10.75% in 2010, and 11.0% in 2011 as determined by the Comitê de Política Monetária, or COPOM. If inflation in Brazil increases, the Brazilian government may choose to increase the SELIC interest rate.

Argentina and/or Brazil may experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also weaken investor confidence in Argentina and/or Brazil, curtail our ability to access foreign financial markets and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on us. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If the countries in which we operate experience high levels of inflation in the future and price controls are imposed, we may not be able to adjust the rates we charge our customers to fully offset the impact of inflation on our cost structures, which could adversely affect our results of operations or financial condition.

Depreciations of the Peso or the Real relative to the U.S. dollar or the euro may also create additional inflationary pressures in Argentina or Brazil that may negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar or euro value of dividends and other distributions on our shares and the U.S. dollar or euro equivalent of the market price of our shares. Any of the foregoing might adversely affect our business, operating results, and cash flow, as well as the market price of our common shares.

Conversely, in the short term, a significant increase in the value of the Peso or the Real against the U.S. dollar would adversely affect the respective Argentine and/or Brazilian government’s income from exports. This could have a negative effect on gross domestic product (“GDP”) growth and employment and could also reduce the public sector’s revenues in those countries by reducing tax collection in real terms, as a portion of public sector revenues are derived from the collection of export taxes.

Disruption of transportation and logistics services or insufficient investment in public infrastructure could adversely affect our operating results.

One of the principal disadvantages of the agricultural sector in the countries in which we operate is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of agriculture as a whole in the countries in which we operate and of our operations in particular. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of agricultural production in the countries in which we operate is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transportation may affect our position as a low-cost producer so that our ability to compete in the world markets may be impaired.

Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could reduce the demand for our products, impede our products’ delivery or impose additional costs on us. We currently outsource the transportation and logistics services necessary to operate our business. Any disruption in these services could result in supply problems at our farms and processing facilities and impair our ability to deliver our products to our customers in a timely manner.

Risks Related to Argentina

Argentine economic and political conditions and perceptions of these conditions in the international markets may have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition.

A significant portion of our operations, properties and customers are located in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Between 2001 and 2003 Argentina experienced a period of severe political, economic and social crisis. In 2002, the enactment of Law No. 25,561 (the “Public Emergency Law”) ended more than a decade of uninterrupted Peso/dollar parity, and the value of the Peso against the U.S. dollar has fluctuated significantly since then.

Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this growth is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine Peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. The global economic crisis of 2008 led to a sudden economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. According to the INDEC, Argentina’s GDP, in real terms, grew by 8.7% in 2007, 6.8% in 2008, 0.9% in 2009, 9.2% in 2010, 8.9% in 2011 and 2.4% from January through June 2012. See “—There are concerns about the accuracy of the INDEC’s measurements” and “—Risks Associated with the Countries in which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations” in this section. We cannot assure you that GDP will increase or remain stable in the future. The economic crisis in Europe, beginning with the financial crisis in Greece, Spain, Italy and Portugal, the international demand for Argentine products, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors, a stable and relatively low rate of inflation and the future political uncertainties, among other factors, may affect the development of the Argentine economy.

In October 2011, Mrs. Cristina Fernandez de Kirchner was re-elected. During her presidential campaign Mrs. Fernandez de Kirchner did not announce any particular actions to be undertaken by her new administration. However, the prevailing economic conditions during 2011 and the beginning of 2012, including the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit (the highest since the first Kirchner administration despite the use of resources from the National Social Security System and the Central Bank), the required payments to be made on public debt in 2012 (including the Bonos del Gobierno Nacional en Dólares Estadounidenses Libor 2012), the reduction of the industrial growth and the increase of the capital flow out of Argentina have forced the Argentine government to adopt different measures, including the strength of foreign exchange controls, the elimination of subsidies to the private sector and the proposal for new taxes. See “—Changes in the Argentine tax laws may adversely affect the results of our operations.”

Moreover, the Argentine government may increase its level of intervention in certain areas of the economy. For example, on April 16, 2012, the Argentine government sent a bill to the Argentine Congress to expropriate 51% of the Class D Shares of YPF S.A. (“YPF”), the main Argentine oil company. The expropriation law was passed by Congress on May 3, 2012 and provided for the expropriation of 51% of the share capital of YPF, represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol, S.A., a Spanish integrated oil and gas company and its affiliates. The Argentine government and the Argentine provinces that are members of the Federal Organization of Hydrocarbon Producing Provinces now own 51% and 49%, respectively, of the YPF shares subject to seizure. This particular measure sparked a strong international condemnation and could have a significant negative impact on future foreign direct investment in Argentina as well as potentially limit the country’s access to international capital and debt markets. In response to the nationalization of YPF by the Argentine government, the European Union Commission announced it may impose a partial suspension of the unilateral tariff preferences to Argentina. If sanctions by international trading blocks like the European Union are imposed on Argentina or on its agricultural exports, it may have a negative impact on our Argentine subsidiaries’ operations.

In addition, on November 28, 2012, the Argentine government, through YPF Inversora Energética S.A., YPF’s controlled company, exercised an option for the purchase of the shares of BG Inversiones Argentinas S.A. in Gas Argentino S.A. (the controlling company of Metrogas S.A., the major gas distributor in Argentina). Through this transaction, the Argentine government indirectly acquired control of Metrogas S.A.

Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. In the future, the level of governmental intervention in the economy may continue, which may have adverse effects on Argentina’s economy and, in turn, our business, results of operations and financial condition.

The economy of Argentina may be affected by its government’s limited access to financing from international markets.

As of December 31, 2011, Argentina’s total public debt (including $6.6 billion owed to the Paris Club) increased to $178.9 billion. In 2002, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (e.g. International Monetary Fund and the Paris Club) and other financial institutions. In 2006, Argentina cancelled all its outstanding debt with the IMF totaling approximately $9.5 billion, and through various exchange offers made to bondholders between 2004 and 2010, restructured over approximately $74.2 billion of the defaulted debt. As of December 31, 2010, the Argentine government was still in default with respect of over $6.8 billion of debt to bondholders.

In 2010, the Argentine government applied US$6.4 billion of the Argentine Central Bank’s reserves to the payment of public debt. In the first quarter of 2011, the Argentine government applied US$7.5 billion from the Central Bank’s reserves to repay indebtedness maturing in 2011. In March 2011, the Argentine government applied $2.1 billion of the Argentine Central Bank’s reserves to the payment of public debt, cancelling the entire debt with international financial institutions. During 2012, the Argentine government faces the payment of approximately $15 billion of public debt (including $3.1 billion under the restructured debt that is due on December 15, 2012). In addition, the Argentine government faces several claims at the World Bank’s International Centre for Settlement of Investment Disputes for approximately $65 billion (on some of which the arbitral tribunal has already ruled against Argentina).

Pursuant to an order dated February 23, 2012, as amended by an order dated November 21, 2012, based on the equal treatment provision under the defaulted debt, the United States District Court for the Southern District of New York granted an injunction requiring Argentina to pay the holders of the defaulted debt as a precondition to making a single interest payment under the restructured debt. The injunction further required Argentina to pay into an escrow account over $1.3 billion prior to making the payment of the restructured debt on the December 15, 2012 scheduled payment). However, on November 28, 2012, the U.S. 2nd Circuit Court of Appeals granted a stay on the above orders and scheduled oral arguments by the parties for February 27, 2013. Argentina has another payment on the restructured debt due on March 2013.

The lack of a final solution on the outstanding defaulted debt limits the access of Argentina to foreign financing in the international markets. Due to the lack of access to the international capital markets, on March 28, 2012, the Argentine government approved a reform of the Argentine Central Bank’s Charter by which, among other things: (i) limited the availability of economic information (i.e., expected rate of inflation, amount and composition of reserves and of the monetary base); (ii) significantly increased the Argentine government’s access to financing from the Argentine Central Bank; (iii) granted the Board of Directors of the Argentine Central Bank the discretion to determine the required level of reserves; (iv) determined that any reserves above the required level fixed by the Board of Directors constitutes freely available reserves; and (v) provided that in addition to the payment of obligations with international financial institutions, the freely available reserves may also be applied to the payment of official bilateral external debt (i.e., Paris Club).

The reduction of the Argentine Central Bank’s reserves may weaken Argentina’s ability to overcome economic deterioration in the future. As a result of this economic instability, the foreign debt rating of Argentina has been downgraded on multiple occasions based upon concerns regarding economic conditions and rising fears of increased inflationary pressures. This uncertainty may also adversely impact Argentina’s ability to attract capital. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could adversely affect Argentina’s economic growth and public finances, which could, in turn, adversely affect our operations in Argentina, our financial condition or the results of our operations.

Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina.

Law No. 26,737, passed by the Argentine congress in December 2011, and its implementing regulation Decree No. 274/2012 of February 28, 2012, impose limits on the ownership or possession of rural land by foreign legal entities or foreign individuals (excluding foreign individuals who have resided in Argentina 10 years or more; who have Argentine children and also have resided at least 5-years in Argentina; or who have been married to an Argentine citizen for at least five years prior to the transfer of the property rights over rural land and have resided in Argentina for at least five years).

Law 26,737 and its implementing regulation require that “foreign ownership” of rural land may not exceed 15% of the total amount of rural land in the Argentine territory calculated also in relation to the territory of the Province, Department or Municipality where the relevant lands are located. For purposes of the law, “foreign ownership” means the ownership (whether by acquisition, transfer, assignment of rights or otherwise) over rural land by: (i) foreign individuals, regardless of whether they are Argentine residents or not; (ii) legal entities where more than 51% of the stock is directly owned by foreign individuals or entities; (iii) legal entities which are indirectly linked to or controlled by foreign entities or individuals through ownership of (a) 25% or more of their stock or (b) a number of votes sufficient to prevail in the local entity’s decision-making process; (iv) any foreign legal entity or individual operating as de facto shareholder; (v) companies that issue bonds (a) convertible in stock representing 25% or more of the company’s stock and (b) whose holders are foreign individuals or entities; (vi) trusts whose beneficiaries are foreign individuals or entities, as defined pursuant to (ii), (iii), (iv) or (v) above; (vii) joint ventures in which foreign entities or individuals hold a participating interest higher than those set forth by the law (51% under (ii) or 25% under (iii), (iv), (v) or (vi) above); (viii) foreign public law-governed legal entities; and (ix) simple associations or de facto corporations in which foreigners hold shares in the percentage set forth by the new law in relation to corporations or which are controlled by foreigners. Any modification to the capital stock of companies that own or possess rural land, by public or private instrument, may be reported to the National Registry of Rural Land (Registro Nacional de Tierras Rurales) within 30 days from the date of such modification.

In addition, foreign entities or individuals of the same nationality may not own more than 4.5% of rural land in Argentina and a single foreign entity or individual may not own more than 1,000 hectares in the “core area”, or the “equivalent surface”, as determined by the Interministerial Council of Rural Land (Consejo Interministerial de Tierras Rurales) in accordance with the provinces’ proposal, specifying districts, sub-regions or areas and taking into consideration the location of the land, the proportion of the land area in respect of the total territory of the relevant Province, Department or Municipality and, the quality of the land for use and exploitation. The “equivalent surface” regime may be modified by the Interministerial Council of Rural Lands (Consejo Interministerial de Tierras Rurales) taking into account possible changes in the quality of the land or the growth of urban populations. Pursuant to Decree No. 274/2012 the departments that comprise the “core area” are: Marcos Juarez and Union in the Province of Córdoba; Belgrano, San Martin, San Jeronimo, Iriondo, San Lorenzo, Rosario, Constitución, Caseros and General Lopez in the Province of Santa Fe; and the districts of Leandro N. Alem, General Viamonte, Bragado, General Arenales, Junin, Alberti, Rojas, Chivilcoy, Chacabuco, Colon, Salto, San Nicolas, Ramallo, San Pedro, Baradero, San Antonio de Areco, Exaltacion de La Cruz, Capitan Sarmiento and San Andres de Giles in the Province of Buenos Aires.

Foreign legal entities or individuals may not own rural land that comprise or are located beside permanent and significant bodies of water to be determined by the Interministerial Council of Rural Land (Consejo Interministerial de Tierras Rurales) and will include hydrological works and projects considered strategic and of public interest.

Law 26,737 creates a National Registry of Rural Land (Registro Nacional de Tierras Rurales) in charge of the enforcement of the provisions of the law and registry of rural land. Foreign owners were required to report their ownership of rural land to the National Registry of Rural Land within the 180 days immediately following the issuance of the law’s implementing regulations.

Acquisition of rural land will not be deemed as an “investment” under bilateral investment treaties signed by the Argentine Republic, since rural land is deemed as “a non-renewable natural resource”.

Certain provisions of Law 26,737 and its implementing regulation raise questions over their precise meaning. Law 26,737 states that any act in violation of its provisions will be considered null and void, notwithstanding, the law expressly provides that it “does not affect any vested rights”. Hence, it should not have an adverse effect on the current rural land owned by our Argentine subsidiaries. Our Argentine subsidiaries may be prevented from acquiring additional rural land in Argentina, which may adversely affect our financial condition and results of our operations.

The lack of financing for Argentine companies may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

The prospects for Argentine companies accessing financial markets are limited in terms of the amount of the financing available and the conditions and costs of such financing. The default on the Argentine sovereign debt and the global economic crisis have significantly limited the ability of Argentine companies to access international financial markets.

In addition, in November 2008, the Argentine Congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones, or “AFJPs”) to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. As of September 30, 2012, our subsidiaries in Argentina have relied on local Argentine financing for 44% of our total indebtedness. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina and, therefore, may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

There are concerns about the accuracy of the INDEC’s measurements.

In January 2007, the INDEC modified its methodology used in calculating the consumer price index. At the same time, the Argentine government also replaced several key personnel at the INDEC, prompting complaints of government interference from the technical staff at the INDEC. In addition, the International Monetary Fund requested that the government clarify its inflation rates. In June 2008, the INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations.

The new index has been criticized by economists and investors after its initial report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other indices published by INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. See “Risks Associated with the Countries in which We

Operate—Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.”

If it is determined that it is necessary to correct the consumer price index and other INDEC indices, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.

Government intervention in Argentina may have a direct impact on our prices and sales.

The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. In 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The export tax rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, sales of beef products to foreign markets were temporarily suspended until prices decreased. Furthermore, in 2007 the Argentine government significantly increased export tax rates on exports of crops. A number of restrictions are also imposed on the grain and oilseed markets that essentially limit the access of traders to exports, resulting in a disparity between domestic and world prices. In March 2012, the Undersecretary of Transport created an “indicative price” for the transportation of grains by road which will be fixed on a quarterly basis. The actual price paid for the road transportation of grains should not be lower than 5% or higher than 15% of the “indicative price” fixed for the applicable period. In some cases, the imposition of this “indicative price” would increase our transportation costs. We cannot assure you that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to negotiate freely the prices of all our Argentine products in the future, which could have a material and adverse effect on our business, results of operations and financial condition.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

During the Argentine economic crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tensions. Currently, Argentina is facing national protests from the Argentine population. On November 8, 2012 there was a massive protest against the government, and on November 20, 2012 a general strike led by opposition trade unions.

The social unrest increased during the last months of 2012, and in December there were new riots and lootings to shops and supermarkets in various cities around the country.

Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

Disputes between the Argentine government and the agricultural sector may adversely affect the Argentine economy and our business.

In 2008, the Ministry of Economy and Public Finance issued a resolution which applied variable export tariffs (retenciones móviles) to the agricultural sector, thereby increasing the tariffs applicable to such exports. The resolution caused a strong reaction by organizations and individuals related to the agricultural sector, who considered the increase a direct confiscation of their private property. This reaction was publicly evidenced by large-scale demonstrations all over the country, resulting in the largest agricultural strike in Argentina’s history, which included road blocks by strikers to prevent traffic of any freight related to agricultural production. As a consequence, markets reacted adversely, causing a recession in local demand and a disruption in the local financial markets. After a serious institutional crisis between the Argentine congress and the executive branch, the Argentine government issued decrees limiting the effectiveness of the original resolution. However, we cannot assure you that the government’s dispute with the agricultural sector will not resume or whether a similar reaction or conflict with the same sector will not arise. In fact, on December 21, 2012, through Decree No. 2552 the Argentine government revoked the sale of a facility of the Argentine Rural Society (Sociedad Rural Argentina) in the City of Buenos Aires that has been occupied by the Argentine Rural Society since 1875 and title was transferred to it pursuant to Decree No. 2699 of the Argentine government in the 1990’s. Cattle farmers engaged in a one-day strike in protest of this decision and the Argentine Rural Society has warned that it will organize new protests against this decision and all other actions of the Argentine government against the agricultural and cattle sectors. Although, to date, the dispute has not materially affected us, we cannot assure you that a similar dispute will not arise and, if it were to arise, that it will not have a material and adverse effect on our business, results of operations and financial condition in the future.

The Argentine government may order new salary increases to be paid to employees in the private sector, which would increase our operating costs.

In August 2012, the Argentine government adopted a 25% increase to the minimum wage. The 25% increase to the present AR$2,300 minimum monthly salary will be granted in two stages. As from September 1, 2012, the minimum wage has been raised to AR$2,670 monthly, while as from February 1, 2013, the minimum monthly salary will be of AR$2,875. Currently, due to the high levels of inflation, employers both in the public and private sectors are experiencing significant pressure from their employees and labor organizations to further increase wages and to provide additional employee benefits. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

An increase in export and import duties and controls may have an adverse impact on our sales.

Since 2002, the Argentine government has imposed duties on the exports of various primary and manufactured products, including some of our products. During the last ten years, such export taxes have undergone significant increases, reaching a maximum of 35% in the case of soybean. We cannot assure you that there will not be further increases in the export taxes or that other new export taxes or quotas will not be imposed. Imposition of new export taxes or quotas or a significant increase in existing export taxes or the application of export quotas could adversely affect our financial condition or results of operations.

Pursuant to a resolution of the Argentine Federal Tax Authority (Administración Federal de Ingresos Públicos or AFIP) since February 2012, prior to the execution of any purchase order or similar document, Argentine importers are required to file before the AFIP a “Prior Import Statement” (Declaración Jurada Anticipada de Importación) providing information on future imports. Compliance with this requirement will be verified by the Argentine Customs upon arrival of the goods into Argentina and will be condition for the authorization of the payment of the purchase price by the Argentine financial entities. Even though this is intended merely as an information regime, it may be used for purposes of restricting imports into Argentina. A similar regime was also imposed in respect of the import and export of services, and could result in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents. The imposition of this regime may restrict the exports of goods and services of our Argentine subsidiaries which may adversely affect our financial conditions or results of operations.

Exchange controls could restrict the inflow and outflow of funds in Argentina.

In 2001 and 2002, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and stringent restrictions on the outflow of foreign currency from Argentina, including for purposes of paying principal and interest on debt and distributing dividends.

Although most of these restrictions were eased in the past, as a consequence of the increase of the demand in Argentina for U.S. Dollars and the capital flows out of Argentina during 2011, the Argentine government imposed additional restrictions on the purchase of foreign currency and transfer of funds from Argentina (e.g., to make portfolio investments) and reduced the time required to comply with the mandatory transfer of funds into Argentina (e.g., the mandatory transfer into Argentina of the proceeds of loans disbursed outside of Argentina). Since January 2012, the term for mandatory transfer was reduced from 365 days to 30 days following disbursement. Accordingly, we may face difficulties in the payment of external debt obligations from Argentina, we may not be able to fund and/or finance our operations in Argentina, or we may not be able to distribute dividends from Argentina. Additionally, by means of Resolution 142/2012 issued by the Ministry of Economy on April 24, 2012, and Communication “A” 5300 issued by the Central Bank on April 27, 2012, the term to comply with the mandatory transfer into Argentina of export proceeds was reduced to 15 days following shipment. This last term was increased to 30 days by means of Resolution 231/2012 issued by the Ministry of Economy on May 24, 2012. These restrictions and requirements could adversely affect our financial condition and the results of our operations, or the market price of our common shares.

Changes in the Argentine tax laws may adversely affect the results of our operations.

The Argentine government is currently developing a bill to amend the Income Tax Law denominated “Anti-Evasion Plan III”. Pursuant to the proposed bill, among other things, deductible losses (that can be deducted within the following five years) would be limited to 30% of the gains earned in each fiscal year; capital gains obtained from foreign individuals or entities from the sale, exchange or disposition of shares and other securities would be subject to the income tax at a rate of 35%; and payments made to individuals or entities located or incorporated in countries with no income taxation would be subject to withholding at a rate of 35% and would not be deductible. If these amendments are passed into law, the limitations on the deductions may adversely affect the results of our Argentine subsidiaries operations; and the taxation of the capital gains will adversely impact the results of the sale or disposition of our Argentine subsidiaries’ shares.

Risks Related to Brazil

Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets and could adversely affect our results of operations and financial condition.

A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP, in real terms, grew by 6.1% in 2007, 5.2% in 2008, decreased 0.3% in 2009, increased by 7.5% in 2010, and increased 2.7% in 2011. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.

Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.

Changes in Brazilian tax laws may have a material adverse impact on the taxes applicable to our business.

The Brazilian government frequently implements changes to the Brazilian tax regime that may affect us and our clients. These changes include changes in prevailing tax rates and, occasionally, imposition of temporary taxes, the proceeds of which are earmarked for designated government purposes. Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability and increase the prices of our products, restrict our ability to do business in our existing and target markets and cause our financial results to suffer.

For example, in September 2011, the Brazilian government introduced a tax on securities (“IOF/Securities”) on currency related derivatives transactions (with underlying asset linked to fluctuation of foreign currency exchange rate in comparison with Reais) carried out in the Brazilian markets upon acquisition, sale or maturity of the transactions, due at 1% on the adjusted notional value, if the transactions represent an increase of the “short position” exposure or reduction of the “long position” exposure. The government also implemented several changes to the tax on credit transactions (“IOF/Credit”). In April 2011, the rate was increased from 0.0041% per day to 0.0082% per day, which represents an increase of 1.5% per year., In December 2011, it was changed again, to a rate of 0.0068% per day, representing a reduction of 0.5% per year. According to the applicable legislation currently in force, the rate applicable is 0.0041%. However, the executive branch can increase the rate of IOF/Credit at any time to a maximum of 1.5% per day.

In addition, the Brazilian government implemented a 6% tax rate applicable to foreign exchange transactions (“IOF/Exchange”) on loan transactions with an average term of 360 days. For foreign loan transactions with an average term of more than 360 days, the applicable rate is 0%. The minimum average term used to determine the applicable rate (0% or 6%) was subject to a number of changes from 90 days up to 1800 and then back to 360. The effects of these changes and any other change that could result from the imposition of additional taxation cannot be quantified. We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.

Widespread corruption and fraud relating to ownership of real estate may adversely affect our business, especially our land transformation business.

Under Brazilian Legislation, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate Real Estate Registry Office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, the Real Estate Registry Office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect us.

Social movements and the possibility of expropriation may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties.

Social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra, are active in Brazil and advocate land reform and mandatory property redistribution by the federal government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.

In addition, our land may be subject to expropriation by the federal government. Under Article 184 of the Brazilian Constitution, the federal government may expropriate land that is not in compliance with mandated local “social functions” for purposes of land reform, upon prior and fair compensation by means of rural debt bonds (títulos da dívida agrária). “Social function” is described in Article 186 of the Brazilian Constitution as (i) rational and adequate exploitation of land; (ii) adequate use of natural resources available and preservation of the environment; (iii) compliance with labor laws; and (iv) and exploitation of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the federal government may be less than the profit we could make from the sale or use of such land. Disputing the federal government’s expropriation of land is usually time-consuming and the outcomes of such challenges are uncertain. In addition, we may be forced to accept public debt bonds, which have limited liquidity, as compensation for expropriated land instead of cash.

Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.

Brazilian Federal Law No. 5,709, of October 7, 1971 (“Law 5709”) establishes certain restrictions on the acquisition of rural property by foreigners, including that (i) foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities; (ii) the total rural area to be acquired by foreign investors cannot exceed one quarter of the surface of the municipality where it is located, and foreigners with the same nationality may not own, cumulatively, more than 10% of the surface of the municipality in which it is located; and (iii) the acquisition or possession (or any in rem right) by a foreigner of rural property situated in an area considered important to national security must be previously approved by the General Office of the National Security Council (Secretaria-Geral do Conselho de Segurança Nacional). Pursuant to Article 23 of Law No. 8,629, of February 25, 1993 (“Law 8629”), the restrictions established by Law 5709 are also applicable for rural lease agreements executed by foreigners. “Parcerias Rurais” (agriculture partnerships agreements) have not been subject to these restrictions. Although a broader interpretation of the existing regulations could have also included these agreements within the limitations for foreigners, the Federal General Attorney’s Office (“AGU”) on October 8, 2012 issued a legal opinion 005/2012, pursuant to which the AGU confirmed the understanding that the “Parcerias Rurais” are not subject to the restrictions or limitations of Law 5709. In addition, pursuant to Law 8629, the acquisition or lease by a foreigner of a rural property exceeding 100 módulos de exploração indefinida (“MEI,” a measurement unit defined by the National Institute for Colonization and Agrarian Reform (Instituto Nacional de Colonização e Reforma Agraria, or “INCRA”) in hectares for each region of the country) must be previously approved by the Brazilian National Congress. Law 5709 also establishes that the same restrictions apply to Brazilian companies that are controlled by foreign investors. Any acquisition or lease of rural property by foreigners in violation of the terms of Law 5709 would be considered null and void under Brazilian law.

However, the Brazilian Constitution enacted in 1988 and its amendments, in particular Constitutional Amendment No. 6, of August 15, 1995, set forth that (i) no restrictions on the acquisition of rural land in Brazil should apply to Brazilian companies; and (ii) any company incorporated and headquartered in Brazil and controlled by foreign investors must receive the same treatment as any other company incorporated and headquartered in Brazil and controlled by Brazilian investors. Since the enactment of the Brazilian Constitution in 1988, the interpretation had been that the restrictions imposed by Law 5709 on the acquisition or lease of rural property did not apply to Brazilian companies controlled by foreigners, pursuant to legal opinion No. GQ-22, issued by the AGU in 1994, which was ratified by legal opinion No. GQ-181, also issued by AGU in 1998. However, the Brazilian Justice National Council issued an Official Letter on July 13, 2010 addressed to all the Brazilian local State Internal Affairs Bureaus in order for them to adopt procedures within 60 days and instruct the local State Notary and Real Estate Registry Offices to observe the restrictions of the Brazilian law on the acquisitions of rural land by Brazilian companies with foreign equity holders. Thereafter, on August 19, 2010, the AGU revised its prior opinion and published a new legal opinion, which: (i) revoked the AGU’s legal opinions No. GQ-22 and GQ-181; and (ii) confirmed that Brazilian entities controlled by foreigners should be subject to the restrictions described above, and the transactions entered into by foreigners in connection with rural properties shall be subject to the analysis and approval from INCRA, the Ministry of Agrarian Development and the Brazilian National Congress, when applicable. This revised opinion was ratified by the President of Brazil and published in the Official Gazette of the Federal Executive on August 23, 2010, becoming binding as of such date. We, therefore, believe that the acquisitions of rural properties by Brazilian companies controlled by foreigners registered in the appropriate real estate registry prior to August 23, 2010 are not affected by AGU’s legal opinion. As a confirmation of such understanding, pursuant to the Joint Normative Ruling N. 1 issued on September 27, 2012 by the Ministries of: (i) Agricultural Development; (ii) Agriculture, Cattle-raising and Supply; (iii) Industry Development and Foreign Commerce; and (iv) Tourism, a Brazilian company controlled by foreign individuals or companies which acquired or leased rural properties, by means of an act or agreement entered into from June 7, 1994 and August 22, 2010, may register such property before the National System of Rural Registry (Sistema Nacional de Catastro Rural—SNCR), without any administrative sanction.

However, going forward, the acquisition and leasing of rural land in Brazil, including through corporate transactions, will be subject to the above-mentioned restrictions, and will require several additional layers of review and approvals which may be discretionary (including the approvals from INCRA, Ministry of Agrarian Development and the Brazilian National Congress, when applicable), burdensome and time consuming. Additionally, the Joint Normative Ruling N. 1 sets forth the administrative procedures applicable to requests for authorization for the acquisition or lease of rural properties by foreign investors pursuant to Law 5709. Under the Joint Normative Ruling, in order to obtain the authorization for the acquisition or lease of rural properties, foreign investors shall present a project to the Regional Superintendence of the National Institute of Colonization and Land Reform (Superintendência Regional do Instituto Nacional de Colonização e Reforma Agrária), containing the following information: (i) the rationale for the relationship between the property to be acquired or leased and the project size; (ii) physical and financial schedule of the investment and implementation of the project; (iii) use of official credit (governmental funds) for the total or partial finance of the project; (iv) logistic viability of the execution of the project and, in case of a industrial project, proof of compatibility between the local industrial sites and the geographic location of the lands; and (v) proof of compatibility with the criteria established by the Brazilian Ecological and Economical Zoning (Zoneamento Ecológico Econômico do Brasil— ZEE), relating to the location of the property.

While we conduct our operations in Brazil through local subsidiaries, we would be considered a foreign controlled entity within the meaning of the restrictions articulated above. Therefore, if we are not able to comply with these restrictions and obtain the required approvals in connection with future acquisitions, our business plan, contemplated expansion in Brazil and results of operations will be adversely affected. Furthermore, there is currently proposed legislation under analysis in the Brazilian National Congress regarding the acquisition of rural land by Brazilian companies controlled by foreign holders, which if approved may further limit and restrict the investments of companies with foreign equity capital in rural land in Brazil. Such further restrictions may place more strain on our ability to expand our operations in Brazil.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on exports and imports. We may be adversely affected by changes in policy or regulations involving or affecting factors such as:

•	interest rates;

•	monetary policy;

•	limitation on ownership of rural land by foreigners;

•	exchange controls and restrictions on remittances abroad;

•	currency fluctuations;

•	inflation;

•	the liquidity of domestic capital and financial markets;

•	tax policy; and

•	other political, social and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers. As a result, these uncertainties and other future developments in the Brazilian economy may adversely affect our business, financial condition and results of operations and may adversely affect the price of our common shares.

Our business in Brazil is subject to governmental regulation.

Our Brazilian operations are subject to a variety of national, state, and local laws and regulations, including environmental, agricultural, health and safety and labor laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Our failure to do so could subject us to fines or penalties, enforcement actions, claims for personal injury or property damages, or obligations to investigate and/or remediate damage or injury. Moreover, if applicable laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, our capital or operating costs could increase beyond what we currently anticipate, and the process of obtaining or renewing licenses for our activities could be hindered or even opposed by the competent authorities.

We are also subject to several laws and regulations, among others, imposed in Brazil by (i) the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustível) and by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) (“ANEEL”) due to our production of sugarcane and ethanol and (ii) the Ministry of Agriculture, Breeding Cattle and Supply (Ministerio da Agricultura, Pecuaria e Abastecimento), due to our agricultural, sugarcane and ethanol production activities. If an adverse final decision is issued in an administrative process, we could be exposed to penalties and sanctions derived from the violation of any of these laws and regulations, including the payment of fines, and, depending on the level of severity applied to the infraction, the closure of facilities and/or stoppage of activities and the cancellation or suspension of the registrations, authorizations and licenses, which may also result in temporary interruption or discontinuity of activities in our plants, and adversely affect our business, financial status, and operating results.

Government laws and regulations in Brazil governing the burning of sugarcane could have a material adverse impact on our business or financial performance.

In Brazil, approximately 35% of sugarcane is currently harvested by burning the crop, which removes leaves in addition to eliminating insects and other pests. The state of São Paulo and some local governments have established laws and regulations that limit and/or entirely prohibit the burning of sugarcane, and there is a possibility that increasingly stringent regulations will be imposed by the state of São Paulo and other governmental agencies in the near future. We currently make significant investments to comply with these laws and regulations. Although our plans for the implementation of mechanized harvesting are underway, with 87% of our sugarcane harvest mechanized during the 2010/2011 harvest, the strengthening of these laws and regulations or the total prohibition of sugarcane burning would require us to increase our planned investment in harvesting equipment, which, in turn, would limit our ability to fund other investments. In addition, the state of São Paulo has imposed an obligation on growers to dedicate a certain percentage of land used for sugarcane cultivation for native or reclaimed forest area. The cost of setting aside this land is difficult to predict and may increase costs for us or our sugarcane suppliers. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, in turn, our ability to operate our plants and harvest our sugarcane crops may be adversely affected.

Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in civil or criminal penalties, including a requirement to pay penalties or fines, which may range from US$5 to US$50 million and can be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.

Risks Relating to this Offering

Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline.

Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of incorporation, we are authorized to issue up to 2,000,000,000 shares, of which 122,217,355 shares are outstanding as of September 30, 2012. In addition, certain of our shareholders have entered into, and will be entitled to the benefits of, a registration rights agreement. See “Selling Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement” in our Annual Report on Form 20-F. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our shares.

As a foreign private issuer, we rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our common shares.

Section 303A of the NYSE Listing Rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and do follow home country practice in lieu of the above requirements. Luxembourg law, the law of our home country, does not require that a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus not include, or include fewer, independent directors than would be required if we were subject to the NYSE Listing Rules. Since a majority of our board of directors may not consist of independent directors as long as we rely on the foreign private issuer exemption to the NYSE Listing Rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to the NYSE Listing Rules.

Risks Related to a Luxembourg Company

We are a Luxembourg corporation (“société anonyme”) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, most of our directors and officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the company.

Service of process within Luxembourg upon the Company may be possible, provided that The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters of November 15, 1965 is complied with.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in particular in the Luxembourg procedural code, which conditions may include the following (subject to court interpretation which may evolve):

•	the judgment of the U.S. court is final and duly enforceable (exécutoire) in the United States;

•

the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was established in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the judgment of the U.S. court does not contravene Luxembourg international public policy.

Under our articles of incorporation, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of incorporation, to the extent allowed or required by law, the rights and obligations among or between us, any of our current or former directors, officers and company employees and any current or former shareholder will be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult as to the enforcement against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing joint stock companies organized under the laws of the Grand Duchy of Luxembourg as well as such other applicable local law, rules and regulations. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

You may not be able to participate in equity offerings, and you may not receive any value for rights that we may grant.

Pursuant to Luxembourg corporate law, existing shareholders are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, under our articles of incorporation, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until the fifth anniversary of the publication of the authorization granted to the board in respect of such waiver by the general meeting of shareholders.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of September 30, 2012.

You should read the information in this table in conjunction with our Unaudited Condensed Consolidated Interim Financial Statements in our Current Report on Form 6-K, furnished to the SEC on November 13, 2012, which are incorporated herein by reference.

As of September 30, 2012
(Unaudited) (in thousands of $)
Current borrowings
Bank borrowings	203,758
Obligations under finance leases	320
Total current borrowings	204,078
Non-current borrowings
Bank borrowings	304,493
Obligations under finance leases	460
Total non-current borrowings	304,953
Total borrowings	509,031
Equity attributable to equity holders of the parent
Share capital(1)	183,331
Share premium	940,332
Cumulative translation adjustment	(173,515)
Equity-settled compensation	16,820
Other reserves	(350)
Treasury shares	(5)
Retained earnings	41,962
Total equity attributable to equity holders of the parent	1,008,575
Total capitalization(2)	1,517,606

(1)	Consists of 122,220,606 common shares (of which 3,251 are treasury shares), $1.50 par value per share.
(2)	Total capitalization includes total borrowings plus total equity attributable to equity holders of the parent.

REASONS FOR THE OFFER AND USE OF PROCEEDS

This prospectus relates to the disposition by the selling shareholders of up to 13,000,000 of our common shares, which were issued to the selling shareholders pursuant to the reorganization in 2011 (the “Reorganization”) that preceded our initial public offering in 2011 (“IPO”) and in connection with the transfer of their interest in International Farmland Holdings, LLC (IFH LLC) in exchange for common shares of Adecoagro. The selling shareholders were among the original members of International Farmland Holdings, LLC (“IFH LLC”), our predecessor company. As part of the Reorganization, the original members of IFH LLC transferred pro rata 98% of their membership interests in IFH LLC to Adecoagro S.A. in exchange for 100% of the common shares of Adecoagro S.A. The selling shareholders transferred the remainder of their interest in IFH LLC to Adecoagro S.A. in exchange for common shares of Adecoagro in a series of transactions following our IPO (see “Selling Shareholders”).

We are registering the common shares for disposition by the selling shareholders pursuant to our commitment to the selling shareholders as set forth in the Registration Rights Agreement, dated February 2, 2011, among us and the selling shareholders. We will incur all of the offering expenses, not including underwriting or selling commissions, if any, in connection with the registration of the common shares. If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.

We will not receive any proceeds from the sale by the selling shareholders of our common shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the Audited Annual Consolidated Financial Statements and the related notes and the Unaudited Condensed Consolidated Interim Financial Statements and the related notes, which are incorporated herein by reference. The following management’s discussion and analysis of both financial condition and results of operations contains forward-looking statements; for more information regarding the risks, uncertainties and assumptions inherent in these forward-looking statements, see “Notice Regarding Forward-looking Statements” and “Risk Factors.”

Introduction

We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, etc.), rough rice, coffee and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing raw milk. Our manufacturing activities consist of (i) selling manufactured products, including processed rice, sugar, ethanol and energy, among others, and (ii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. Please see also “Risk Factors—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

We are organized into three main lines of business: farming; land transformation; and sugar, ethanol and energy. These lines of business consist of seven reportable operating segments, which are evaluated by the chief operating decision-maker based upon their economic characteristics, the nature of the products they offer, their production processes and their type and class of customers and distribution methods. Our farming business is comprised of five reportable operating segments: Crops, Rice, Dairy, Coffee and Cattle. Each of our Sugar, Ethanol and Energy and Land Transformation lines of business is also a reportable operating segment.

There are significant economic differences between our agricultural and manufacturing activities. Some of our agricultural activities generally do not involve further manufacturing processes, including those within the crops, dairy, coffee and cattle segments. Our other agricultural activities in the rice and sugar, ethanol and energy segments generally involve further manufacturing processes, comprising our manufacturing activities. The table below sets forth our agricultural and manufacturing activities by segment.

Segment	Agricultural Product	Manufactured Product & Services Rendered
Crops	Soybean, Corn, Wheat, Sunflower, Cotton	Grain, drying and conditioning

Rice	Rough rice	White rice and brown rice

Dairy	Raw milk	Processed milk and dairy products

Coffee	Coffee	—

Cattle	Head or kilograms of cattle	Land leasing

Sugar, Ethanol and Energy	Sugarcane	Sugar, ethanol and energy

We structure the revenue and cost section of our statement of income to separate our “Gross Profit from Manufacturing Activities” from our “Gross Profit from Agricultural Activities” as further described below:

Manufacturing Activities

The gross profit of our manufacturing activities is a function of our sales of manufactured products and services rendered and the related costs of manufacturing those products or delivering those services. We recognize an amount of revenue representing the actual dollar amount collected or to be collected from our customers. Our principal costs consist of raw materials, labor and social security expenses, maintenance and repairs, depreciation, lubricants and other fuels, among others. We obtain our raw materials principally from our own agricultural activities and, to a lesser extent, from third parties.

Agricultural Activities

Our agricultural activities involve the management of the biological transformation of biological assets into agricultural produce for sale to third parties, or into agricultural products that we use in our manufacturing activities. We measure our biological assets and agricultural produce in accordance with IAS 41 “Agriculture.” IAS 41 requires biological assets to be measured on initial recognition and at each balance sheet date at their fair value less cost to sell, with changes in fair value recognized in the statement of income as they occur. As market determined prices are generally not available for biological assets while they are growing, we use the present value of expected net cash flows as a valuation technique to determine fair value, as further discussed below in “—Critical Accounting Policies and Estimates.” In addition, agricultural produce at the point of harvest is measured at fair value less cost to sell, which is generally determined by reference to the quoted market price in the relevant market. Consequently, the gains and losses arising on initial recognition and changes in fair value of our biological assets and the initial recognition of our agricultural produce at the point of harvest are accounted for in the statement of income in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce.”

After agricultural produce is harvested, we may hold it in inventory at net realizable value up to the point of sale, which includes market selling price less direct selling expenses, with changes in net realizable value recognized in the statement of income when they occur. When we sell our inventory, we sell at the prevailing market price and we incur direct selling expenses.

We generally recognize the agricultural produce held in inventory at net realizable value with changes recognized in the statement of income as they occur. Therefore, changes in net realizable value represent the difference in value from the last measurement through the date of sale on an aggregated basis.

We consider gains and losses recorded in the line items of the statement of income “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest” to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, “realized” gains or losses mean that the related produce or product has been sold and the proceeds are included in revenues for the year.

The sale of agricultural produce is revenue as defined in IAS 18. However, IAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in IAS 41 and based on IAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs of sale separately in two line items in the statement of income. The line item “Sales of agricultural produce and biological assets” represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.

The line item “Cost of agricultural produce sold and direct agricultural selling expenses” consists of two components: (i) the cost of our sold agricultural produce and/or biological assets as appropriate, plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.”

Accordingly, we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties but we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest,” as described above.

Land Transformation

The Land Transformation segment includes two types of operations. The first relates to the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land (land which we have identified as capable of being transformed into more productive farmland by enhancing yields and increasing its future value). When we acquire a farmland business for an acquisition price below its estimated fair value, we recognize an immediate gain (a “purchase bargain gain”). The land acquired is recognized at its fair value at the acquisition date and is subsequently carried at cost under the cost model in IAS 16.

The second type of operation undertaken within this segment relates to the realization of value through the strategic disposition of assets (i.e. farmland) that may have reached full development potential. Once we believe certain land has reached full growth potential, we may decide to realize such incremental value through the disposition of the land.

The results of these two activities (purchase bargain gains as a result of opportunistic acquisitions of businesses with underdeveloped or underutilized land below fair market value, and gains on dispositions reflecting the ultimate realization of cash value on dispositions of transformed farmlands) are included separately in the Land Transformation segment.

Land transformation activities themselves are not reflected in this segment; rather, they are reflected in all of our other agricultural activities in other segments. The results of our land transformation strategy are realized as a separate activity upon disposition of transformed farmlands and other rural properties.

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems. In the second half of 2011, the countries in which we operate suffered a severe drought, which resulted in a reduction of approximately 11.5% to 27.4% in our yields for the 2011/2012 harvest, depending on the affected commodity, compared with our historical averages. These yield reductions directly impacted the yields of our Crops segment, which is reflected in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” of the statement of income.

The average expected yields for the 2011/2012 harvest for crops before the drought were 6.7 tons per hectare for corn and 2.5 tons per hectare for soybean. The actual yields following the drought were 5.0 tons per hectare for corn and 2.0 tons per hectare for soybean, which generated a decrease in initial recognition and changes in fair value of biological assets and agricultural produce in respect of corn, soybean and the remaining crops of $13.7 million, $9.8 million and $3.9 million, respectively, for the nine-month period ended September 30, 2012.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

			% Change
	2011/2012 Harvest Year	2010/2011 Harvest Year	2010/2011— 2011/2012
	Tons per hectare
Corn	5.0	5.4	(7.3%)
Soybean	2.5	2.6	(3.2%)
Soybean (second harvest)	1.5	1.6	(5.8%)
Cotton Fiber	1.0	1.6	(33.5%)
Wheat	2.6	3.3	(21.1%)
Rice	5.4	6.2	(13.0%)
Coffee	1.9	2.0	(5.0%)
Sugarcane(1)	67.1	78.2	(14.3%)

(1)	Yield for the nine-month period ended September 30.

(ii) Effects of Fluctuations in Production Costs

During the last two years, we have experienced fluctuations in our production costs. The primary reason is the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, allowed us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include using no-till (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 3, 2012 to September 28, 2012, corn prices increased by 14.8%, wheat prices increased by 37.4% and soybean prices increased 31.4%. Also, between January 3, 2012 and September 28, 2012, ethanol prices decreased by 20.1%, according to ESALQ data, and sugar prices decreased by 20.1%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of not harvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.

The following graphs show the spot market price of some of our products for the periods indicated:

Soybean in U.S. cents per bushel (CBOT)	Ethanol in Reais per cubic meter (ESALQ)

Sugar in U.S. cents per pound (ICE-NY)

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this prospectus in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop, rice or coffee planting on the last farm to finish harvesting that harvest year.

Production area for cattle is presented on a harvest year basis, as land used for cattle operations is linked to our farming operations and use of farmland during a harvest year, while production volumes for dairy and cattle are presented on a fiscal year basis. On the other hand, production volume and production area in our sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice, coffee and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. Regarding sugarcane and coffee, the production area can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. Coffee trees are pruned from time to time, in which case they do not produce beans and accordingly, are not harvested the following year. The increase in rice production area for the nine-month period ended September 30, 2012, was mainly driven by the transformation of undeveloped/undermanaged owned land that was put into production. The increase in crop production area for the nine-month period ended September 30, 2012, compared to the same period in 2011, was mainly driven by an increase in leased hectares during this year. The increase in sugar, ethanol and energy production area in 2012 is explained by an increase in leased hectares during this year.

The following table sets forth the fluctuations in the production area for the periods indicated:

	Nine-month period ended September 30,
	2012	2011
	Hectares
Crops	151,132	127,432
Rice	31,497	27,542
Coffee	1,632	1,632
Sugar, Ethanol and Energy	82,262	63,104

(vi) Effect of Acquisitions and Dispositions

The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflect such acquisition or disposition.

(vii) Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. In recent years, the emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) have generally experienced significant macroeconomic improvements but remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean is subject to an export tax of 35.0%; wheat is subject to an export tax of 23.0%, rough rice is subject to an export tax of 10.0%, processed rice is subject to an export tax of 5.0%, corn is subject to an export tax of 20.0% and sunflower is subject to an export tax of 32.0%.

As local prices are determined taking into consideration the export parity reference, any increase in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our consolidated financial statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of December 30, 2011, the Peso-U.S. dollar exchange rate was Ps.4.30 per U.S. dollar as compared to Ps. 3.97 and Ps.3.80 per U.S. dollar as of December 31, 2010 and 2009, respectively. As of December 30, 2011, the Real-U.S. dollar exchange rate was R$1.86 per U.S. dollar as compared to R$1.65 and R$1.74 per U.S. dollar as of December 31, 2010 and 2009, respectively. As of September 28, 2012, the Peso-U.S. dollar exchange rate was Ps. 4.70 per U.S. dollar as compared to Ps.4.20 as of September 30, 2011. As of September 28, 2012, the Real-U.S. dollar exchange rate was R$2.03 per U.S. dollar as compared to R$1.88 as of September 28, 2011.

The following graph shows the Real-U.S. dollar rate of exchange for the periods indicated:

Our principal foreign currency fluctuation risk involves changes in the value of the Real relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments. Between January 2012 and September 2012, we entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of Brazilian Reais against the U.S. dollar for a total notional amount of U.S.$207.7 million, with maturity dates between May 2013 and December 2015. The outstanding contracts resulted in the recognition of a gain amounting to U.S.$1.6 million included within “Financial Results, net.”

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Coffee and cotton are unique in that while both are typically harvested from May to August, they require a conditioning process that takes about two to three months before being ready to be sold. Sales in other business segments, such as in our Cattle and Dairy segments, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. The sugarcane harvesting period typically begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” described on our Annual Report on Form 20-F, included to this document by reference.

(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as “no-till” technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and coffee and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $138.6 million for the year ended December 31, 2009, $130.6 million for the year ended December 31, 2010 and $165.3 million for the year ended December 2011. Capital expenditures totaled $247.4 million for the nine-month period ended September 30, 2012. See also “—Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2012 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

Our critical accounting policies and estimates are described in detail in Note 4 to our Audited Annual Consolidated Financial Statements incorporated in our Annual Report on Form 20-F, incorporated by reference herein.

Our critical accounting policies and estimates as of September 30, 2012 are consistent with those of our Audited Annual Consolidated Financial Statements.

Operating Segments

IFRS 8, “Operating Segments,” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The amount reported for each segment item is the measure reported to the chief operating decision-maker for these purposes.

We are organized into three main lines of business, which are farming; land transformation; and sugar, ethanol and energy; comprising seven reportable operating segments, which are organized based upon their similar economic characteristics, the nature of the products they offer, their production processes, the type and class of their customers and their distribution methods.

Our farming business is comprised of five reportable operating segments as follows:

•

Our Crops segment includes the planting, harvesting and sale to grain traders of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing and conditioning and handling and drying services to third parties. Production activities in our Crop segment reflect the most productive use of the land to maximize economic return and not the performance of any one underlying crop. Accordingly, the relative mix of underlying crops may change from harvest year to harvest year. A single manager is responsible for the management of operating activity of all crops rather than a manager for each individual crop.

•	Our Rice segment consists of planting, harvesting, processing and marketing of rice.

•	Our Dairy segment consists of the production and sale of raw milk, which is processed into manufactured products and marketed through our joint venture with Grupo La Lácteo.

•	Our Coffee segment consists of cultivating coffee and marketing our own coffee production.

•	Our Cattle segment consists of purchasing and fattening beef cattle for sale to meat processors and in local livestock auction markets and leasing land.

Our Sugar, Ethanol and Energy business is its own reporting operating segment and consists of cultivating sugarcane, which we process in our own sugar mills, transform into sugar, ethanol and electricity and market and sell.

Our Land Transformation business is its own reporting operating segment and includes (i) the ultimate cash realization through sales to third parties of the increase in value of land which is generated through the transformation of its productive capabilities and (ii) bargain gains arising from business combinations, which represent the excess of the fair value of the land acquired over the actual price paid, typically in connection with purchases of undeveloped or undermanaged farmland businesses. See Note 4 to our Audited Annual Consolidated Financial Statements included in our Annual Report on Form 20-F incorporated by reference herein for a description of the basis used to determine fair values.

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations.

	Nine-month period ended September 30,
Sales	2012	2011
	(Unaudited) (In thousands of $)
Farming Business	249,014	202,521
Crops	156,877	119,044
Soybean(l)	59,061	51,288
Corn	49,122	37,072
Wheat	28,657	17,532
Sunflower	6,666	6,634
Cotton	8,193	4,320
Other crops(2)	5,178	2,197
Rice(3)	69,370	57,096
Coffee	4,643	8,217
Dairy	14,252	14,173
Cattle	3,872	3,991
Sugar, Ethanol and Energy Business	184,202	193,879
Sugar	83,213	96,047
Ethanol	82,525	73,416
Energy	18,275	24,252
Other(4)	189	164
Land Transformation Business(5)	8,095	—
Total	433,216	396,400

Planted Area	2011/2012 Harvest Year	2010/2011 Harvest Year
	(Hectares)
Farming Business(11)
Crops(12)	204,097	167,104
Soybean	92,789	90,126
Corn	45,534	30,480
Wheat	38,771	26,361
Sunflower	9,596	9,943
Cotton	6,389	3,242
Other crops(2)	6,340	3,111
Forage	4,679	3,841
Rice	31,497	27,542
Coffee(13)	1,632	1,632
Total Planted Area	237,226	196,277
Second Harvest Area	48,286	36,351
Leased Area	60,009	37,694
Owned Croppable Area(14)	128,931	122,233

	Nine-month period ended September 30,
	2012	2011
	(Hectares)
Sugar, Ethanol and Energy Business
Sugarcane plantation	82,262	63,104
Owned land	9,145	9,145
Leased land	73,117	53,959
Land Transformation Business
Undeveloped/Undermanaged land put into production (hectares)	8,961	13,237

Production	2011/2012 Harvest Year	2010/2011 Harvest Year
Farming Business
Crops (tons)(6)	564,800	488,185
Soybean (tons)	189,014	199,533
Corn (tons)	233,328	165,679
Wheat (tons)	97,437	87,445
Sunflower (tons)	18,667	20,916
Cotton Fiber (tons)	6,704	5,117
Other crops (tons)(2)	19,650	9,495
Rice(7) (tons)	171,137	172,034
Coffee (tons)	2,873	2,742

	Nine-month period ended September 30,
	2012	2011
Processed rice(8) (tons)	123,487	112,834
Dairy(9) (liters)	38,874	36,683
Cattle (tons)(10)	419	33
Sugar, Ethanol and Energy Business
Sugar (tons)	201,246	194,394
Ethanol (cubic meters)	122,585	135,167
Energy (MWh exported)	161,066	197,595
Land Transformation Business (hectares traded)	7,630	—

(1)	Includes soybean, soybean oil and soybean meal.
(2)	Includes barley, rapeseed, sorghum and farming services.
(3)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(4)	Includes sales of sugarcane and other miscellaneous items to third parties
(5)	Represents capital gains from the sale of land.
(6)	Crop production does not include 62,636 tons and 44,158 tons of forage produced in the 2011/2012 and 2010/2011 harvest years, respectively.
(7)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.
(8)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(9)	Raw milk produced at our dairy farms.
(10)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.

(11)	Includes hectares planted in the second harvest.
(12)	Includes 4,679 hectares and 3,841 hectares used for the production of forage during the 2011/2012 harvest and 2010/2011 harvest respectively.
(13)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.
(14)	Does not include potential croppable areas being evaluated for transformation.

Nine-month period ended September 30, 2012 as compared to nine-month period ended September 30, 2011

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Nine-month period ended September 30,
	2012	2011
	(Unaudited) (In thousands of $)
Sales of manufactured products and services rendered	256,151	254,783
Cost of manufactured products sold and services rendered	(185,067)	(158,668)

Gross Profit from Manufacturing Activities	71,084	96,115

Sales of agricultural produce and biological assets	177,065	141,617
Cost of agricultural produce sold and direct agricultural selling expenses	(177,065)	(141,617)
Initial recognition and changes in fair value of biological assets and agricultural produce	18,496	98,738
Changes in net realizable value of agricultural produce after harvest	14,430	9,404

Gross Profit from Agricultural Activities	32,926	108,142

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	104,010	204,257

General and administrative expenses	(43,152)	(50,615)
Selling expenses	(45,244)	(42,372)
Other operating income, net	5,633	12,826
Share of loss of joint ventures	(1,903)	(337)

Gain from Operations Before Financing and Taxation	19,344	123,759

Finance income	9,236	5,969
Finance costs	(49,108)	(49,649)

Financial results, net	(39,872)	(43,680)

(Loss)/Gain Before Income Tax	(20,528)	80,079

Income Tax benefit/(charge)	4,123	(21,902)

(Loss)/Gain for the Year	(16,405)	58,177

Sales of Manufactured Products and Services Rendered

Nine-month period ended September 30,	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(Unaudited) (In thousands of $)
2012	492	68,191	—	—	3,455	184,013	256,151
2011	287	56,431	—	713	3,473	193,879	254,783

Sales of manufactured products and services rendered increased 0.5%, from $254.8 million for the nine-month period ended September 30, 2011 to $256.2 million for the same period in 2012, primarily as a result of:

•

a $11.8 million increase in our Rice segment, mainly due to: (i) a 23.6% increase in the volume of white and brown rice sold measured in tons of rough rice, from 134,925 tons in 2011 to 166,751 tons in 2012 mainly explained by: (a) a 38.9% increase in the volume of rough rice purchased from third parties, from 58,220 tons in 2011 to 80,842 tons in 2012; (b) a 14.4% increase in planted hectares, from 27,542 hectares in 2011 to 31,497 hectares in 2012; partially offset by (c) a 13.0% decrease in average yields, from 6.2 tons per hectare in 2011 to 5.4 tons per hectare in 2012, due to the lower than average temperatures registered during the initial growth stage and flowering periods of the crop, which affected its normal development; partially offset by (ii) a 1.7% decrease in the average sales price, from $423.2 per ton of rough rice equivalent in 2011 to $416.0 per ton of rough rice equivalent in 2012;

partially offset by:

•

a $0.7 million decrease in our Coffee segment resulting from the complete cessation of coffee trading activities related to third-party production. We continue to commercialize our own coffee production, which is reflected in the “Sales and Cost of Agricultural Produce and Biological Assets” line item; and

•

a $9.9 million decrease in our Sugar, Ethanol and Energy segment mainly due to: (i) a 23.1% decrease in the average sales price of ethanol, from $957.9 per cubic meter in 2011 to $736.4 per cubic meter in 2012; (ii) a 3.4% decrease in the average sales price of sugar, from $559.5 per ton in 2011 to $540.7 per ton in 2012; and (iii) a 8.5% decrease in the volume of energy sold, from 256.5 thousand MWh in 2011 to 234.7 thousand MWh in 2012, mainly due to a 9.4% decrease in milled cane; partially offset by (iv) a 14.1% increase in the volume of sugar and ethanol sold, measured in TRS, from 310,185 tons in 2011 to 354,060 tons in 2012.

•

On average, one metric ton of sugarcane is equivalent to 140 kilograms of TRS equivalent. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilogram of TRS equivalent is required to produce 1.0 kilogram of sugar, while 1.691 kilograms of TRS equivalent is required to produce a liter of ethanol.

•

The increase in the volume of TRS equivalent sold in 2012 was mainly due to: (a) a lower ethanol inventory build-up during the first nine months of the year, which stands at 19,949 m3 in 2012 compared to 57,800 m3 in 2011; partially offset by (b) a 2.9% decrease in production measured in TRS, from 435,128 tons in 2011 to 422,423 tons in 2012. The decrease in production measured in TRS was the result of a 9.4% decrease in milled cane, from 3,450 thousand tons in 2011 to 3,125 thousand tons in 2012, mainly due to a 14.3% decrease in average yields, from 78.2 tons per hectare in 2011 to 67.1 tons per hectare in 2012, and partially offset by a 6.0% increase in harvested area, from 41,563 hectares in 2011 to 44,053 hectares in 2012. The decrease in yields is attributable to the effects of the drought that occurred in the main productive regions of Brazil on the first quarter of 2012. The decrease in production due to the lower amount of milled cane was partially offset by a 5.2% increase in the TRS content of the milled cane, from kg/ton 126.3 in 2011 to kg/ton 132.9 in 2012, mainly explained by the low level of TRS content in 2011 as a result of the frost in Mato Grosso do Sul on the first semester. The following figure sets forth the variables that determine our Sugar, Ethanol and Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Period ended September 30,			Period ended September 30,			Period ended September 30,
	2012	2011	% Change	2012	2011	% Change	2012	2011	% Change
	(Unaudited) (In millions of $)			(In thousands units)			(In dollars per unit)
Ethanol(M3)	82.5	73.4	12.4%	112.1	76.6	46.2%	736.4	957.9	(23.1%)
Sugar(Tons)	83.2	96.0	(13.4%)	153.9	171.7	(10.3%)	540.7	559.5	(3.4%)
Energy(MWh)	18.3	24.3	(24.6%)	234.7	256.5	(8.5%)	77.9	94.6	(17.6%)
Others	—	0.2	(100.0%)

Total	184.0	193.9	(5.1%)

Cost of Manufactured Products Sold and Services Rendered

Nine-month period ended September 30,	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(Unaudited) (In thousands of $)
2012	—	(57,755)	—	—	(185)	(127,127)	(185,067)
2011	—	(47,946)	—	(629)	(370)	(109,723)	(158,668)

Cost of manufactured products sold and services rendered increased 16.6%, from $158.7 million for the nine-month period ended September 30, 2011, to $185.1 million for the same period in 2012. This increase was primarily due to:

•	a $17.4 million increase in our Sugar, Ethanol and Energy segment mainly due to a 14.1% increase in the volume of sugar and ethanol sold measured in TRS; and

•

a $9.8 million increase in our Rice segment mainly due to: (i) a 23.6% increase in the volume of white and brown rice sold, partially offset by (ii) a 2.5% decrease in the cost per unit sold, mainly due to the efficiencies gained resulting from the higher scale;

partially offset by:

•	a $0.6 million decrease in our Coffee segment as a result of the complete cessation of coffee trading activities related to third party production.

Sales and Cost of Agricultural Produce and Biological Assets

Nine-month period ended September 30,	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(Unaudited) (In thousands of $)
2012	156,385	1,179	14,252	4,643	417	189	177,065
2011	118,757	665	14,173	7,504	518	—	141,617

Sales of agricultural produce and biological assets increased 25.0%, from $141.6 million for the nine-month period ended September 30, 2011, to $177.1 million for the same period in 2012, primarily as a result of:

•

a $37.6 million increase in our Crops segment mainly due to: (i) an increase in soybean average sales prices, partially offset by lower wheat and corn average sales prices, and (ii) an increase in the volume of crops sold mainly as a result of (a) a 22.1% increase in planted area, from 167,104 hectares for 2010/2011 harvest season to 204,097 hectares for the 2011/2012 harvest season; partially offset by (b) a general decrease in the average yields obtained for the 2011/2012 harvest compared to the 2010/2011 harvest season. Crops suffered a severe drought during the summer period, which affected its normal development. Corn yields decreased from an average of 5.4 tons per hectare in 2010/2011 harvest to 5.0 tons per hectare in 2011/2012 harvest and first soybean yields decreased from an average of 2.6 tons per hectare in the 2010/2011 harvest to 2.5 tons per hectare in the 2011/2012 harvest. For a full list of crops yield fluctuations, please see “—Trends and Factors Affecting Our Results of Operations—Effect of Yields Fluctuations”.

The following table sets forth the breakdown of sales for the periods indicated.

	Nine-month period ended September 30,			Nine-month period ended September 30,			Nine-month period ended September 30,
	2012	2011	% Change	2012	2011	% Change	2012	2011	% Change
	(Unaudited) (In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	59.1	51.3	15.2%	169.9	175.3	(3.1%)	347.7	292.6	18.8%
Corn	49.1	37.1	32.5%	233.9	168.5	38.8%	210.1	220.0	(4.5%)
Cotton	7.0	4.3	61.6%	3.8	1.9	96.5%	1,857.4	2,259.3	(17.8%)
Wheat	28.7	17.5	63.5%	119.3	68.3	74.6%	240.2	256.7	(6.4%)
Sunflower	6.7	6.6	0.5%	16.8	19.3	(12.7%)	396.7	344.5	15.1%
Barley	3.1	0.7	350.1%	15.4	3.8	308.7%	201.0	182.5	10.1%
Others	2.8	1.2	129.3%

Total	156.4	118.8	31.7%	559.0	437.0	27.9%

partially offset by:

•

a $2.9 million decrease in our Coffee segment, mainly due to (i) a 13.7% decrease in coffee sales price, from $3,668 per ton in 2011 to $3,167 per ton in 2012; and (ii) a 34.6% decrease in the volume sold, from 2,240 tons in 2011 to 1,466 tons in 2012, as a result of: (a) a higher inventory build-up during the first nine months of the year, which was of 1,352 tons in 2012 compared to 467 tons in 2011; partially offset by (b) a 10.4% increase in harvested area, from 1,405 hectares in 2011 to 1,551 hectares in 2012.

While we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties, we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” Please see “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” described in our Annual Report on Form 20-F, incorporated in this document by reference.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Nine-month period ended September 30,	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(Unaudited) (In thousands of $)
2012	26,971	1,534	(2)	(3,123)	(217)	(6,667)	18,496
2011	38,732	8,230	5,394	5,178	214	40,990	98,738

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 81.3%, from a gain of $98.7 for the nine-month period ended September 30, 2011, to a gain of $18.5 million for the same period in 2012, primarily due to:

•	a $47.7 million decrease in our Sugar, Ethanol and Energy segment mainly due to:

•

a $29.8 million decrease, from a gain of $20.2 million in 2011 to a loss of $9.6 million in 2012, mainly generated by a decrease in price estimates used in the DCF model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the NY11 futures contract. Sugar price estimates as of September 30, 2012, which are calculated based on the average of daily prices for sugar future contracts for the period March 31 to September 30 (i.e. 6-month moving average), decreased 15.9% compared to sugar price estimates as of September 30, 2011, for the same period.

•

a $17.8 million decrease, from a gain of $20.8 million in 2011 to a gain of $3.0 million in 2012, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest mainly due to: (i) a 14.3% decrease in yields obtained as a result of the drought that occurred in Brazil during the first quarter of 2012; (ii) a 17.8% decrease in the price of our sugarcane production, from $40.4 in 2011 to $33.2 per in 2012, as a result of lower sugar and ethanol market prices, which was partially offset by: (iii) a 6.0% increase in harvested area; and (iv) a 5.2% increase in TRS content in sugarcane.

•

Of the $6.7 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2012, $9.6 million loss represents the unrealized portion, as compared to the $20.2 million gain unrealized portion of the $41.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce as of September 30, 2011.

•	a $11.8 million decrease in our Crops segment mainly due to:

•

a $12.8 million decrease in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $38.7 million in 2011 to a gain of $25.9 million in 2012, mainly due to: (i) lower yields as a result of the dry weather conditions during the summer period; and (ii) higher production costs (i.e. fuel, agrochemical and fertilizers costs); partially offset by (iii) higher market prices (see “—Trends and Factors Affecting Our Results of Operations—Effects of Fluctuations in Commodities Prices”). The resulting actual average margin per hectare for our summer crops (i.e. soybean, corn, sunflower and cotton) decreased from $300.6 per hectare in 2011 to $231.3 per hectare in 2012.

•

a $1.1 million increase in the recognition at fair value less cost to sell for non-harvested crops as of September 2012, from nil in 2011 to a gain of $1.1 million in 2012, primarily due to higher wheat prices estimates for December, when most of the wheat is harvested.

The following table sets forth actual production costs by crop for the periods indicated:

	Period Ended September 30,
	2012	2011	% Change
	(In $ per hectare)
Corn	535.7	423.6	26.5%
Soybean	470.8	379.9	23.9%
Soybean (second harvest)	278.6	210.4	32.4%
Cotton	1,765.2	2,377.8	(25.8%)
Wheat	324.3	331.5	(2.2%)

•	a $8.3 million decrease in our Coffee segment mainly due to:

•

a $4.5 million decrease in the recognition at fair value less cost to sell of non-harvested coffee, from a gain of $2.2 million in 2011 to a loss of $2.3 million in 2012, mainly due to a 28.8% decrease in the coffee price estimates used in the DCF model to determine the fair value of our coffee plantations as of September 30, 2012;

•

a $3.8 million decrease in the recognition at fair value less cost to sell of coffee at the point of harvest, from a gain of $2.9 million in 2011 to a loss of $0.8 million in 2012, mainly due to: (i) a 34.3% decrease in the average price of coffee at the point of harvest, based on Intercontinental Exchange of New York (“ICE-NY”) data; and (ii) a 13.1% increase in production costs per hectare mainly due to higher fertilizer expenses; partially offset by (iii) a 10.4% increase in harvested area;

•

Of the $3.1 million loss of initial recognition and changes in fair value of biological assets and agricultural produce as of September 30, 2012, $2.3 million loss represents the unrealized portion, as compared to the $2.2 million gain unrealized portion of the $5.2 million gain of initial recognition and changes in fair value of biological assets and agricultural produce as of September 30, 2011;

•	a $6.7 million decrease in our Rice segment, as a result of:

•

a $6.5 million decrease in the recognition at fair value less cost to sell of rice at the point of harvest, mainly due to (i) a 13.0% decrease in average yields due to lower average temperature during the growth stage and flowering period of the crop; (ii) a 5.8% increase in production costs, from $879 per hectare in 2011 to $930 per hectare in 2012, (i.e. fuel, agrochemical and fertilizers costs); partially offset by (iii) a 14.4% increase in harvested area, from 27,542 hectares in 2011 to 31,497 hectares in 2012

•	a $0.2 million decrease in the recognition at fair value less cost to sell of non-harvested rice, due to an increase in production costs.

•

Of the $1.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2012, $0.2 million loss represents the unrealized portion, as compared to the nil unrealized result of the $8.2 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2011;

•	a $5.4 million decrease in our Dairy segment mainly due to:

•

a $2.8 million decrease in the recognition at fair value less cost to sell of raw milk, from a gain of $3.9 million in 2011 to a gain of $1.1 million in 2012, mainly due to (i) a 28.0% increase in direct expenses due to higher nutrition expenses (mainly as a result of higher corn prices) and labor costs; (ii) a 4.8% decrease in milk sales average prices, from 38.6 cents per liter in 2011 to 36.8 cents per liter in 2012; partially offset by (iii) a 6.3% increase in the number of milking cows, from 4,517 heads in 2011 to 4,802 heads in 2012;

•

a $2.6 million decrease in the revaluation of the dairy herd, from a $1.5 million increase in value in 2011 to a $1.1 million decrease in value in 2012, as a result of a decrease in the market price of dairy cows in 2012 compared to an increase in market prices in 2011.

•

Of the nil result in initial recognition and changes in fair value of biological assets and agricultural produce for 2012, $1.1 million loss represents the unrealized portion, as compared to the $1.5 million unrealized gain portion of the $ 5.4 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2011.

•	a $0.4 million decrease in our Cattle segment, mainly due to a decrease in the value of our herd in 2012, compared to an increase in herd valuation in 2011.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Nine-month period ended September 30,	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(Unaudited) (In thousands of $)
2012	13,927	N/A	N/A	503	N/A	N/A	N/A	14,430
2011	10,039	N/A	N/A	(635)	N/A	N/A	N/A	9,404

Changes in net realizable value of agricultural produce after harvest is mainly composed of: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased 53.4% from $9.4 million in 2011 to $14.4 million in 2012.

The change in net realizable value of $13.9 million gain in our Crops segment for the nine-month period ended September 30, 2012, was mainly generated by (i) gains from inventory valuation as a result of fluctuations in market prices. Based on Chicago Board of Trade (“CBOT”) data, from January 3, 2012 to September 28, 2012, soybean, corn and wheat prices increased 31.4%, 14.8% and 37.4% respectively; and (ii) profit from direct exports; partially offset by (iii) losses from the valuation of forward contracts related to agricultural produce in inventory. The change in net realizable value of $0.5 million gain in our Coffee segment in 2012 was mainly generated by a 5.5% increase in coffee prices from the point of harvest to the end of September 2012, based on Intercontinental Exchange of New York (“ICE-NY”) data.

The changes in net realizable value of $9.4 million gain for the nine-month period ended September 30, 2011 was mainly generated by: (i) profits from the valuation of forward contracts, mainly due to a decrease in crops prices of between 4.5% to 24.4%, depending on the crop, based on Chicago Board of Trade (“CBOT”); and (ii) profits from direct exports; partially offset by (iii) losses from inventory valuation as a result of fluctuations in market prices; and (iv) a 10.6% decrease in coffee prices from the point of harvest to the end of September 2011, based on Intercontinental Exchange of New York (“ICE-NY”) data.

General and Administrative Expenses

Nine-month period ended September 30,	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(Unaudited) (In thousands of $)
2012	(3,194)	(3,062)	(674)	(814)	(31)	(16,752)	(18,625)	(43,152)
2011	(6,233)	(5,296)	(968)	(889)	(242)	(16,453)	(20,534)	(50,615)

Our general and administrative expenses decreased 14.7%, from $50.6 million in 2011 to $43.2 million in 2012, mainly due to the stabilization of operations following a period of significant growth, in terms of scale but also in terms of corporate standards (migrating to IFRS, implementing Oracle ERP, complying with Sarbanes-Oxley, among other things).

Selling Expenses

Nine-month period ended September 30,	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(Unaudited) (In thousands of $)
2012	(4,380)	(12,815)	(182)	(236)	(38)	(27,530)	(63)	(45,244)
2011	(1,595)	(9,545)	(315)	(312)	(41)	(30,564)	0	(42,372)

Selling expenses increased 6.8%, from $42.4 million for the nine-month period ended September 30, 2011, to $45.2 million for the same period in 2012, mainly driven by: (i) an increase of $3.3 million for our Rice segment, from $9.5 million in 2011 to $12.8 million in 2012, mainly due to an increase in sales volume; and (ii) an increase of $2.8 million for our Crops segment, from $1.6 million in 2011 to $4.4 million in 2012, mainly due to the higher volume of direct exports which implied higher commissions and expenses. This was partially offset by (iii) a $3.0 million decrease in our Sugar, Ethanol and Energy segment, from $30.6 million in 2011 to $27.5 million in 2012, mainly explained by a decrease in sugar and ethanol sales prices.

Selling expenses of our Dairy, Coffee and Cattle segments remained essentially unchanged.

Other Operating Income, Net

Nine-month period ended September 30,	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(Unaudited) (In thousands of $)
2012	(10,410)	637	23	2,209	(11)	5,294	8,095	(204)	5,633
2011	3,101	238	—	2,231	(2)	6,937	—	321	12,826

Other operating income, net decreased 56.1%, from $12.8 million in 2011 to $5.6 million in 2012, primarily due to:

•	a $13.5 million decrease in our Crops segment due to the mark-to-market effect of outstanding hedge positions, which had a negative impact during 2012; and

•	a $1.6 million decrease in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of future sales contracts for sugar;

partially offset by:

•

a $8.1 million increase in our Land Transformation segment due to the sale of a farm in June 2012, which resulted in a $8.1 million gain, compared to no farm sales for the nine-month period ended September 30, 2011.

Other operating income, net of our Rice, Dairy, Coffee, Cattle and Corporate segments remained essentially unchanged.

Share of Loss of Joint Ventures

Share of loss of joint ventures decreased $1.6 million, from a loss of $0.3 million for the nine-month period ended September 30, 2011, to a loss of $1.9 million for the same period in 2012, driven by the negative results of Grupo La Lácteo S.A. The lower result is mainly explained by a combination of: (i) lower international powdered milk prices which generated a downward pressure on prices of processed dairy products in the domestic market; and (ii) an increase in production costs. Our industrial capacity is only suitable for products for the domestic market.

Financial Results, Net

The following table sets forth the breakdown of financial results for the periods indicated.

	Nine month period ended September 30,
	2012	2011	% Change
	(Unaudited) (In thousands of $)
Interest income	8,945	4,423	102.2%
Interest expense	(19,343)	(26,952)	(28.2%)
Foreign exchange losses, net	(19,176)	(8,599)	123.0%
Loss from derivative financial Instruments	(5,764)	(3,704)	55.6%
Taxes	(3,230)	(4,200)	(23.1%)
Other Income/(Expenses), net	(1,304)	(4,648)	(71.9%)
Total Financial Results, net	(39,872)	(43,680)	(8.7%)

Our net financial results improved 8.7%, from a loss of $43.7 million for the nine-month period ended September 30, 2011 to a loss of $39.9 million for the same period in 2012, primarily due to: (i) lower interest expenses nominated in US dollar terms mainly due to the capitalization of a higher amount of borrowing costs, due to the construction of the Ivinhema mill; (ii) higher interests income as a result of a higher amount of excess cash invested in fixed term deposits; partially offset by (iii) a $19.2 million non-cash loss in 2012, compared to a $8.6 million non-cash loss in 2011, caused by a depreciation of the Brazilian Real and Argentine Peso in both years, since a portion of our net liability position in Brazil and Argentina is nominated in foreign currency. In 2012, we increased the amount of debt denominated in U.S. dollars, which mainly explains this higher non-cash loss.

Income Tax

On a consolidated basis, income tax benefit totaled $4.1 million for the nine-month period ended September 30, 2012, which equates to a consolidated effective tax rate of 20.0%. Our consolidated income tax charge for the same period in 2011 totaled $21.9 million, which equates to a consolidated effective tax rate of 27.4%.

On a disaggregated basis, our effective tax rate in Brazil for the nine-month period ended September 30, 2012, was a benefit of 22.6% as compared to an expense of 23.1% in 2011. In 2011, the income tax loss was partially offset by the recognition of unused tax losses attributable to better business projections. In 2012, the non-deductible items impacted the income tax benefit recognized. Our effective tax rate in Argentina represents a benefit of 19.4% as compared to an expense of 38.6% in 2011. In both years, the impact of the relevant non-deductible items explained the variations in the effective tax rate. As in 2012, we obtained a loss, the non-deductible items caused a reduction of the effective tax rate, while in 2011, as we obtained gains, these non-deductible items made the effective tax rate increase. Our income taxes in Uruguay are not significant to our consolidated taxes.

(Loss)/Gain for the Year

As a result of the foregoing, our net income for the nine-month period ended September 30 decreased from a profit of $58.2 million in 2011 to a loss of $16.4 million in 2012.

Liquidity and Capital Resources

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Nine-month periods ended September 30 2012 and 2011

The table below reflects our statements of Cash Flow for the nine-month periods ended September 30, 2012 and 2011.

	Nine month period ended September 30,
	2012	2011
	(Unaudited)
	(in thousands of $)
Cash and cash equivalent at the beginning of the year	330,546	70,269
Cash generated from operating activities	27,490	30,596
Net cash used in investing activities	(248,276)	(130,988)
Cash generated by Financial activities	121,067	345,088
Effect of exchange rate changes on cash	(7,459)	(22,535)

Cash and cash equivalent at the end of the period	223,368	292,430

Operating Activities

Nine-month period ended September 30, 2012

Net cash generated by operating activities was $27.5 million for the nine-month period ended September 30, 2012. During this period, we generated a net loss of $16.4 million that included non-cash charges relating primarily to depreciation and amortization of $39.9 million, interest expense, net of $11.7 million, $6.9 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” $19.2 million of foreign exchange losses and $9.4 million loss from derivative financial instruments and forward. All these effects were partially offset by gain from the disposal of the San José farm of $8.1 million and $4.1 million of income tax benefit.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $27.0 million, primarily due to an increase of $38.7 million in inventories (as well as elevated sugar and ethanol stocks as a result of periodic sugarcane processing) and $34.1 million in trade and other receivables (mainly advances to suppliers and long term tax credits related to the Ivinhema project development), partially offset by a decrease in biological assets of $30.3 million (due to the time of the year, where almost no biological asset has significant biological growth), and an increase of $15.6 million in liabilities.

Our operating cash was affected by the payment of $5.3 million in income taxes related to our subsidiaries.

Nine-month period ended September 30, 2011

Net cash generated by operating activities was $30.6 million for the nine-month period ended September 30, 2011. During this period, we generated a net profit of $58.2 million that included non-cash charges relating primarily to depreciation and amortization of $26.2 million, interest expense, net of $27.2 million, income tax benefit of $21.9 million and foreign exchange losses of $8.6 million, partially offset by $40.8 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” and by a gain of $6.9 million of derivative financial instruments and forwards.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $48.9 million, primarily due to an increase of $87.5 million in inventories (mainly due to an increase of Sugar and Ethanol stocks as a result of a commercial strategic decision to sell most of these inventories at the end of 2010) and $20 million in trade and other receivables (in line with increase of operations), partially offset by a decrease in biological assets of $41.5 million (due to the time of the year, almost none of our crops have achieved significant biological growth), and an increase of $16.6 million in liabilities.

Our operating cash was affected by the payment of $13.8 million in income taxes related to our subsidiaries.

Investing Activities

Nine-month period ended September 30, 2012

Net cash used in investing activities totaled $248.3 million in the nine-month period ended September 30, 2012, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for our Brazilian operations for the Ivinhema project, the second free stall facility and Franck rice mill) totaling $174.1 million, $61.6 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul and the payment of the balance of the acquisitions of Dinaluca, Agroforestal and Simoneta, wholly owned subsidiaries for $33.5 million. Net inflows from investing activities were primarily related to proceeds of $14.5 million from the sale of farmlands and subsidiaries and $8.9 million of interest received.

Nine-month period ended September 30, 2011

Net cash used in investing activities totaled $131.0 million in the nine-month period ended September 30, 2011, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for our Brazilian operations) totaling $34.5 million, $43.0 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul, the application of a short term deposit of $48.0 million and the payments of seller financing on subsidiaries acquired for $18.0 million. Net inflows from investing activities were primarily related to interest received of $7.5 million.

Financing Activities

Nine-month period ended September 30, 2012

Net cash provided by financing activities was $121.1 million in the nine-month period ended September 30, 2012 primarily derived from the incurrence of new long term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development for $159.9 million. During this period, interest paid totaled $19.1 million.

Nine-month period ended September 30, 2011

Net cash provided by financing activities was $345.1 million in the nine-month period ended September 30, 2011 primarily derived from the IPO net proceeds, which totaled $421.8 million, partially offset by a $72.1 million reduction of our long term borrowings, mainly as a consequence of our payment of the loan facility with Deutsche Bank totaling $47.7 million. During this period, interest paid totaled $25.6 million.

Cash and Cash Equivalents

Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and a private placement of common stock. As of September 30, 2012, our cash and cash equivalents amounted to $ 223.4 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	September 30, 2012	December 31, 2011
	(unaudited) (in thousands of $)	(in thousands of $)
Fixed rate:
Less than 1 year	81,209	70,007
Between 1 and 2 years	16,515	25,554
Between 2 and 3 years	11,474	12,426
Between 3 and 4 years	10,073	8,902
Between 4 and 5 years	8,625	7,551
More than 5 years	20,103	22,866

	147,999	147,306

Variable rate:
Less than 1 year	122,549	87,170
Between 1 and 2 years	69,052	40,353
Between 2 and 3 years	76,756	24,756
Between 3 and 4 years	68,725	23,507
Between 4 and 5 years	17,979	23,369
More than 5 years	5,191	14,046

	360,252	213,201

	508,251	360,507

(1)	We plan to partially rollover our short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by our subsidiaries in Brazil are repayable at various dates between October 2012 and May 2022 and bear either fixed interest rates ranging from 4.50% to 16.36% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 2.65% to 7.50% per annum. At September 30, 2012 LIBOR (six months) was 0.63% (2011: 0.81%).

Borrowings incurred by our subsidiaries in Argentina are repayable at various dates between October 2012 and November 2018 and bear either fixed interest rates ranging from 4.60% and 7.75% per annum and variable rates based on LIBOR + 4.45% per annum.

As of September 30, 2012, total borrowings includes:

September 30, 2012
(unaudited) (in thousands of $)
Non-current
Syndicated loan	2,500
BNDES loan	41,849
IDB facility	61,789
Banco do Brazil Loan	34,323
ABC Brazil Loan	9,529
Rabobank Loan	35,866
Other bank borrowings	118,637
Obligations under finance leases	460

304,953

Current
Syndicated loan	10,034
BNDES loan	9,636
IDB facility	16,155
Banco do Brazil Loan	8,812
ABC Brazil Loan	9,298
Rabobank Loan	15,769
Pine Bank Loan	4,523
Other bank borrowings	128,768
Bank overdrafts	763
Obligations under finance leases	320
204,078

Total borrowings	509,031

Capital Expenditure Commitments

Capital expenditures totaled $165.3 million, $130.6 million and $138.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Our capital expenditures consisted of purchases of farmland properties, machinery, equipment, buildings, land transformation, as well as our development activities in connection with our sugar operations in Brazil. Our capital expenditures in farmland properties during the three-year period were principally focused on the acquisition of properties in Argentina. Our investment in Brazil in the three-year period was mainly focused on (i) the plantation of the new sugarcane hectares associated with our new sugar and ethanol mill Ivinhema; (ii) buildings and industrial equipment for the Ivinhema mill; and (iii) machinery and equipment for our Angelica mill.

During the nine-month period ended September 30, 2012, our capital expenditures totaled $247.4 million. Our capital expenditures consisted mainly of (i) equipments, machinery and construction costs related to the construction of the Ivinhema sugar and ethanol mill in Brazil; (ii) the construction of our second free stall dairy; (iii) the completion of the Franck rice mill; (iv) the transformation of 8,961 undeveloped/undermanaged hectares which were put into production; and (v) other on-going expansion projects in Argentina and Brazil, such as the expansion of rice area under zero grade technology and the expansion of mechanized harvest in our sugar, ethanol and energy segment.

We expect continuous capital expenditures for the foreseeable future as we expand and consolidate each of our business segments.

We expect to finance our future capital expenditures with (i) cash on hand, (ii) future indebtedness in the form of bank loans and/or offerings of debt, and (iii) operating cash flow as a supplemental source of funding.

Tabular Disclosure Of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2011:

	Less Than One Year	One to Three Years	Three to Five Years	Thereafter	Total
	(In millions of $)
Bank loans(l)	166.7	104.8	118.5	26.4	416.4
Leases	74.5	15.3	24.0	15.3	129.1
Acquisition of subsidiaries	35.7	—	—	—	35.7
Total	241.2	120.1	142.5	41.7	545.5

(1)	Includes interest.

Off-Balance Sheet Arrangements

For any of the periods presented, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

BUSINESS

Appraisal of Farms

In order to assess the market value of our farmland portfolio in Brazil, Argentina and Uruguay, every year we request an appraisal by Cushman & Wakefield Argentina S.A., an independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach, taking into account current offerings and analyzing prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value of the subject property. The major elements of comparison used to value the properties included, among others, the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, and the location of the real estate and the physical characteristics of the property.

The abovementioned valuations assumed good and marketable title to subject properties, which were assumed to be free and clear of all liens and encumbrances. The valuation did not include site measurements, and no survey of the subject properties was undertaken. In addition, the valuations also assumed (a) responsible ownership and competent management of the subject properties; (b) there were no hidden or unapparent conditions of the subject properties, subsoil or structures that render the subject properties more or less valuable; (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws and (d) all required licenses, certificates of occupancy and other governmental consents were or can be obtained and renewed for any use on which the value opinion contained in the appraisal is based. Unless otherwise stated in the appraisal, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the subject properties was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the subject properties.

According to Cushman & Wakefield, as of September 2012, the aggregate market value of our farmland totaled $938.0 million, out of which $800.3 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining $137.7 million correspond to the market value of our farmland in Brazil.

Adjusted by the sale of the La Alegría and San José farms in November 2011 and June 2012 respectively, and the acquisition of the La Cañada farm in November 2011, the appraised value of our farmland portfolio increased by $49.3 million or 5.6%, since the previous appraisal dated September 30, 2011. We believe the increase in the appraised value was driven mainly by: (i) the transformation of underutilized or undermanaged cattle land into high yielding crop and rice land; (ii) the ongoing transformation and productivity improvement of all our farmland through our sustainable farming model focused on cutting edge technology and best practices, such as, no-till farming, crop rotations, balanced fertilization, integrated pest management and water use efficiency; and (iii) the increase/decrease in farm margins driven by changes in commodity and input prices, among other factors.

The increase in the appraisal value of our farmland portfolio is not reflected in our financial statements since we do not mark-to-market the value of farmland assets on our balance sheet. The book value of our farmland is $313.4 million. However, land transformation and appreciation are an important part of our business strategy, and a component of our total return on invested capital.

These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 2012 based on the current market conditions. This information is subject to change based on a host of variables and market conditions and is not intended to provide an indication of the sale price of our properties. The inclusion of this information in this prospectus is for informational purposes only.

Litigation

In the ordinary course of business, we are subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labor lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

In Brazil, we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, which we estimate involve claims against us aggregating $52.02 million, and for which we have established provisions in an aggregate amount of $4.97 million and have made judicial deposits in an aggregate amount of $1.10 million as of September 30, 2012. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.

The Brazilian Federal Government filed a tax enforcement action against UMA to demand excise taxes (Imposto sobre Produtos Industrializados, or “IPI”), or a federal value-added tax on industrial products, in the amount of approximately $8.9 million. We have obtained a favorable initial decision from the lower court, which accepted our argument on procedural grounds based on the Brazilian federal government’s loss of its procedural right to demand the IPI debts. Currently, the case is under review by an appellate court following the appeal filed by the Brazilian federal government. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.

José Valter Laurindo de Castilhos, Companhia Rio de Janeiro Agropecuária Ltda. and other former owners of the Rio de Janeiro and Conquista Farms have filed suit against us for the payment of a supplementary amount of approximately $25.3 million, as well as indemnity for moral and material damages, as a result of the alleged breach of the purchase agreement entered into by the parties. The lower court ruled in our favor, allowing us to keep possession of the Rio de Janeiro Farm. This decision has been appealed by the other parties, and is currently under review by the appellate court. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.

MARKET FOR OUR COMMON SHARES

Our common shares have traded on the New York Stock Exchange since January 28, 2011 under the symbol “AGRO.”

The following table sets forth, for the periods indicated, the reported high and low closing sale prices for our common shares listed on the New York Stock Exchange.

	High	Low
Full Financial Quarters Since Listing
January 28, 2011 to March 31, 2011	$13.50	$11.99
Second Quarter 2011	13.47	10.27
Third Quarter 2011	11.97	8.62
Fourth Quarter 2011	9.72	7.42
Fiscal Year Ended December 31, 2011	13.50	7.42
First Quarter 2012	11.05	8.03
Second Quarter 2012	10.81	8.51
Third Quarter 2012	10.80	9.33
Fourth Quarter 2012	9.91	8.18
July 2012	10.16	9.33
August 2012	10.80	10.11
September 2012	10.43	9.72
October 2012	9.91	9.09
November 2012	9.48	8.56
December 2012	9.33	8.05
January 2013 (to January 22, 2013)	9.56	8.58

On January 22, 2013, the last reported sale price of our common shares on the New York Stock Exchange was $9.45 per share.

SELLING SHAREHOLDERS

We have prepared this prospectus to allow selling shareholders who will be named in a prospectus supplement to sell or otherwise dispose of, from time to time, up to 13,000,000 shares of our common stock acquired pursuant to our Reorganization completed prior to our IPO in 2011. The selling shareholders were among the original members of IFH LLC, our predecessor company. As part of the Reorganization, the original members of IFH LLC transferred pro rata 98% of their membership interests in IFH LLC to Adecoagro S.A. in exchange for 100% of the common shares of Adecoagro S.A. The selling shareholders transferred the remainder of their interest in IFH LLC to Adecoagro S.A. in exchange for common shares of Adecoagro S.A. in a series of transactions following our IPO. The 13,000,000 common shares covered by this prospectus were issued to the selling shareholders, who will be named in a prospectus supplement, in connection with the Reorganization and in a series of transactions following our IPO in exchange for the selling shareholders’ interests in IFH LLC.

In connection with the Reorganization, we also entered into a registration rights agreement providing the holders of our issued and outstanding common shares prior to the IPO with certain rights to require us to register their shares for resale under the Securities Act. Pursuant to the agreement, because certain selling shareholders who will be named in a prospectus supplement have properly notified us, we are required, subject to certain limitations, to file this registration statement under the Securities Act in order to register the resale of the amount of ordinary shares requested by certain selling shareholders. All expenses, other than underwriting discounts and commissions incurred in connection with the registration of the common shares covered by this prospectus will be borne by us.

Information about the selling shareholders, where applicable, including their identities, the amount of shares of common stock owned by each selling shareholder prior to the offering, the number of shares of our common stock to be offered by each selling shareholder and the amount of common stock to be owned by each selling shareholder after completion of the offering, will be set forth in an applicable prospectus supplement or in a free writing prospectus we file with the SEC. The applicable prospectus supplement will also disclose whether any of the selling shareholders has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus supplement.

The selling shareholders will not sell any shares of our common stock pursuant to this prospectus until we have identified such selling shareholders and the shares being offered for resale by such selling shareholders in a subsequent prospectus supplement. However, existing shareholders may sell or transfer all or a portion of their shares of our common stock pursuant to any available exemption from the registration requirements of the Securities Act.

OFFER STATISTICS, EXPECTED TIME TABLE AND PLAN OF DISTRIBUTION

We are registering 13,000,000 common shares issued to the selling shareholders to permit the resale of such common shares by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the common shares.

The selling shareholders may sell all or a portion of the common shares beneficially owned by them in an offering underwritten and/or managed by an investment banking firm or broker-dealer, in open market transactions, privately negotiated transactions, ordinary brokerage transactions or any other method permitted by applicable law, including pursuant to Rule 144 of the Securities Act. In addition, the selling shareholders shall be entitled to sell their common shares without volume or time restrictions in connection with a third party’s acquisition or proposed acquisition of us, or a tender offer for, merger or change of control of, us.

Underwriters or broker-dealers engaged by the selling shareholders may arrange for other underwriters or broker-dealers to participate in sales. If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale; in the over-the-counter market; in transactions otherwise than on these exchanges or systems or in the over-the-counter market; through the writing of options, whether such options are listed on an options exchange or otherwise; ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; block trades in which a selling shareholder will engage a broker-dealer as agent, who will then attempt to sell the common shares, but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resale by the broker-dealer for its account; an exchange distribution in accordance with the rules of the applicable exchange; ordinary brokerage transactions, transactions in which the broker-dealer solicits purchasers; privately negotiated transactions; or in short sale transactions. Broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share; a combination of any such methods of sale; and any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which such broker-dealer may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The selling shareholders may also sell common shares short and deliver common shares covered by this prospectus to close out short positions. The selling shareholders may also loan or pledge common shares to broker-dealers that in turn may sell such shares.

In addition, the selling shareholders may pledge or grant an additional or substitute security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders and any underwriter(s) or broker-dealer participating in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any underwriter(s), broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to such underwriter(s) or broker-dealers, where applicable, and any other facts material to the transaction.

Under the state securities laws, the common shares may be sold only through registered or licensed brokers or dealers.

There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

Once sold under the registration statement, of which this prospectus forms a part, the common shares will be freely tradable in the hands of persons other than our affiliates.

EXPENSES ASSOCIATED WITH THE REGISTRATION

We will bear all expenses relating to the registration of the common shares registered pursuant to the registration statement, of which this prospectus forms a part. If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. We estimate the expenses relating to the registration of the common shares to be approximately $898,347, which include the following categories of expenses:

SEC registration fee	$16,358.00
EDGAR and photocopying fees*	10,000
Legal fees and expenses*	639,500
Accounting fees and expenses*	80,000
FINRA fee	18,489
Transfer agent and registrar fees, and agent for service of process fees*	5,000
Miscellaneous expenses*	129,000
Total Expenses	$898,347

*	Estimated solely for the purposes of this Item. Actual expenses may vary.

LEGAL MATTERS

The validity of the common shares offered in this offering and certain legal matters as to Luxembourg law will be passed upon for us by Elvinger, Hoss & Prussen.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2011 have been so incorporated in reliance on the report of Price Waterhouse & Co. S.R.L. (“PwC”), Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers International Limited Network, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited consolidated financial information of Adecoagro for the nine-month periods ended September 30, 2012 and 2011, incorporated in this prospectus by reference to the Report on Form 6-K for the quarter ended September 30, 2012, PwC reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated November 9, 2012 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PwC is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PwC within the meaning of Sections 7 and 11 of the Act.

MATERIAL CHANGES

Except as otherwise described below or in our Annual Report on Form 20-F, our Report on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein and as disclosed in this prospectus, no reportable material changes have occurred since December 31, 2011.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of Luxembourg. All or most of our assets are located outside the United States. Furthermore, most of our directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or some experts or to enforce against us or them in United States courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the U.S. It may also be difficult for an investor to bring an original action in a Luxembourg or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

We have appointed Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any states in the United States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

There is doubt as to the enforceability in original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities law, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy.

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 23, 2013

Adecoagro S.A.

13,900,000 COMMON SHARES

January 30, 2013

Sole Bookrunner

Morgan Stanley